Exhibit 99.2

    SHINHAN BANK

Separate Financial Statements

December 31, 2015 and 2014

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

(Based on a report originally issued in Korean)

The Board of Directors and Stockholder

Shinhan Bank:

Report on the separate financial statements

We have audited the accompanying separate financial statements of Shinhan Bank (the “Bank”), which comprise the separate statements of financial position as of December 31, 2015 and 2014, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the separate financial position of the Bank as of December 31, 2015 and 2014 and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 8, 2016

This report is effective as of March 8, 2016, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK

Separate Statements of Financial Position

As of December 31, 2015 and 2014

(In millions of won)	Notes	December 31, 2015		December 31, 2014
Assets
Cash and due from banks	4,6,9,40,41	￦	13,135,129	12,527,254
Trading assets	4,7,41		6,750,765	5,912,990
Derivative assets	4,8,41		1,607,959	1,310,109
Loans	4,9,41		199,388,908	179,892,271
Available-for-sale financial assets	4,10,16		23,938,962	21,937,911
Held-to-maturity financial assets	4,10,16		9,733,551	7,747,368
Property and equipment	11,16		1,941,794	2,003,584
Intangible assets	12		240,899	160,712
Investments in subsidiaries and Associates	13		1,943,476	1,743,611
Investment properties	14		765,402	738,407
Current tax assets	37		2,616	9
Deferred tax assets	37		26,775	46,357
Other assets	4,9,15,41,42		9,538,924	8,051,227
Non-current assets held for sale			2,989	4,059

Total assets		￦	269,018,149	242,075,869

Liabilities
Financial liabilities designated at fair value through profit or loss	4,17	￦	13,509	6,139
Deposits	4,18,41		198,272,132	176,589,262
Trading liabilities	4,19		463,766	428,936
Derivative liabilities	4,8,41		1,569,331	1,182,730
Borrowings	4,20,41		12,875,098	12,894,846
Debt securities issued	4,21		19,884,611	16,571,408
Liability for defined benefit obligations	22		150,920	244,719
Provisions	23,39,41		306,088	310,736
Current tax liabilities	37,41		22,712	168,652
Other liabilities	4,24,41,42		14,991,902	13,306,584

Total liabilities			248,550,069	221,704,012

Equity
Capital stock	25		7,928,078	7,928,078
Hybrid bonds	25		801,298	1,100,250
Capital surplus	25		398,080	398,080
Capital adjustments	25,37		(29,340)	(843)
Accumulated other comprehensive income	25,37		39,797	324,458
Retained earnings	25,26		11,330,167	10,621,834

Total equity			20,468,080	20,371,857

Total liabilities and equity		￦	269,018,149	242,075,869

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Comprehensive Income

For the years ended December 31, 2015 and 2014

(In millions of won)	Notes	2015		2014
Interest income		￦	7,152,420	8,021,281
Interest expense			(3,281,172)	(3,924,613)

Net interest income	4,27,36,41		3,871,248	4,096,668

Fees and commission income			1,009,738	949,641
Fees and commission expense			(181,177)	(155,946)

Net fees and commission income	4,28,36,41		828,561	793,695

Dividend income	29,36		182,217	98,726
Net trading income	30,36,41		115,201	21,190
Net foreign currencies transaction gain	36		40,799	185,945
Gain (Loss) on financial instruments designated at fair value through profit or loss	17		(16)	34
Net gain on sale of available-for- sale financial assets	10,36		417,892	433,569
Impairment loss on financial assets	4,9,31,41		(798,558)	(640,219)
General and administrative expenses	32,41		(2,605,069)	(2,749,491)
Net other operating expenses	34,36,41		(536,136)	(506,040)

Operating income			1,516,139	1,734,077

Non-operating income, net	35		33,791	66,083

Profit before income tax			1,549,930	1,800,160
Income tax expense	37		(333,539)	(366,850)

Profit for the year	26		1,216,391	1,433,310

Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss	4,25,37
Foreign currency translation differences for foreign operations			6,210	3,584
Unrealized net changes in fair values of available-for-sale financial assets			(236,226)	50,969

			(230,016)	54,553

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Comprehensive Income (continued)

For the years ended December 31, 2015 and 2014

(In millions of won, except for earning per share)	Notes	2015		2014
Items that will never be reclassified to profit or loss
Defined benefit plan actuarial loss		￦	(54,645)	(131,907)

Other comprehensive loss for the year, net of income tax			(284,661)	(77,354)

Total comprehensive income for the year		￦	931,730	1,355,956

Earnings per share:	38
Basic and diluted earnings per share in won		￦	731	843

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Changes in Equity

For the year ended December 31, 2014

(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total
Balance at January 1, 2014	￦	7,928,078	2,099,350	398,080	25	401,812	9,644,817	20,472,162

Total comprehensive income (loss), net of income tax
Profit for the year		—	—	—	—	—	1,433,310	1,433,310
Foreign currency translation differences for the foreign operations		—	—	—	—	3,584	—	3,584
Unrealized net changes in fair values of available-for-sale financial assets		—	—	—	—	50,969	—	50,969
Defined benefit plan actuarial loss		—	—	—	—	(131,907)	—	(131,907)

Total comprehensive income (loss) for the year		—	—	—	—	(77,354)	1,433,310	1,355,956

Transactions with owners of the Bank, recognized directly in equity
Annual dividends to equity holder		—	—	—	—	—	(360,000)	(360,000)
Dividends to hybrid bond holders		—	—	—	—	—	(96,293)	(96,293)
Redemption of hybrid bond		—	(999,100)	—	(900)	—	—	(1,000,000)
Share-based payment transactions		—	—	—	32	—	—	32

Total transactions with owners of the Bank		—	(999,100)	—	(868)	—	(456,293)	(1,456,261)

Balance at December 31, 2014	￦	7,928,078	1,100,250	398,080	(843)	324,458	10,621,834	20,371,857

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Changes in Equity

For the year ended December 31, 2015

(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total
Balance at January 1, 2015	￦	7,928,078	1,100,250	398,080	(843)	324,458	10,621,834	20,371,857

Total comprehensive income (loss), net of income tax
Profit for the year		—	—	—	—	—	1,216,391	1,216,391
Foreign currency translation differences for the foreign operations		—	—	—	—	6,210	—	6,210
Unrealized net change in fair values of available-for-sale financial assets		—	—	—	—	(236,226)	—	(236,226)
Defined benefit plan actuarial loss		—	—	—	—	(54,645)	—	(54,645)

Total comprehensive income (loss) for the year		—	—	—	—	(284,661)	1,216,391	931,730

Transactions with owners of the Bank, recognized directly in equity
Annual dividends to equity holder		—	—	—	—	—	(450,000)	(450,000)
Dividends to hybrid bond holders		—	—	—	—	—	(57,158)	(57,158)
Redemption of hybrid bond		—	(298,952)	—	(30,897)	—	—	(329,849)
Share-based payment transactions		—	—	—	1,500	—	—	1,500
Other		—	—	—	900	—	(900)	—
Total transactions with owners of the Bank		—	(298,952)	—	(28,497)	—	(508,058)	(835,507)

Balance at December 31, 2015	￦	7,928,078	801,298	398,080	(29,340)	39,797	11,330,167	20,468,080

See accompanying notes to the separate financial statements

SHINHAN BANK

Separate Statements of Cash Flows

For the years ended December 31, 2015 and 2014

(In millions of won)	2015		2014
Cash flows from operating activities
Profit before income tax	￦	1,549,930	1,800,160
Adjustments for:
Net interest income		(3,871,248)	(4,096,668)
Dividend income		(184,066)	(134,961)
Non-cash trading loss (gain), net		(48,518)	90,255
Non-cash foreign currencies transaction loss (gain), net		100,659	(25,552)
Net gain on financial instruments designated at fair value through profit or loss		(95)	(34)
Net gain on sale of available-for-sale financial assets		(417,892)	(433,569)
Net impairment loss on financial assets		798,558	640,219
Non-cash employee benefits		134,135	109,426
Depreciation and amortization		154,118	190,887
Non-cash other operating income, net		(60,579)	(34,654)
Non-cash non-operating expenses, net		15,335	9,276

		(3,379,593)	(3,685,375)

Changes in assets and liabilities:
Due from banks		(2,086,916)	(3,655,287)
Trading assets		(842,122)	(316,135)
Derivative assets		892,721	1,306,102
Loans		(19,853,508)	(13,004,092)
Other assets		(1,603,373)	(1,417,021)
Financial liabilities designated at fair value through profit or loss		7,464	6,171
Deposits		21,537,532	13,210,820
Trading liabilities		59,864	12,838
Derivative liabilities		(895,920)	(1,315,044)
Liability for defined benefit obligations		(292,731)	(97,073)
Provisions		(12,703)	(67,684)
Other liabilities		1,950,492	1,762,149

		(1,139,200)	(3,574,256)

Income tax paid		(372,066)	(347,956)
Interest received		7,182,638	8,145,939
Interest paid		(3,444,598)	(3,991,464)
Dividends received		184,066	134,960

Net cash provided by (used in) operating activities		581,177	(1,517,992)

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Cash Flows (continued)

For the years ended December 31, 2015 and 2014

(In millions of won)	2015		2014
Cash flows from investing activities
Proceeds from sale of available-for-sale financial assets	￦	21,193,626	22,327,438
Proceeds from redemption of held-to-maturity financial assets		1,574,301	2,273,159
Proceeds from sale of property and equipment		2,300	16,357
Proceeds from sale of intangible assets		819	3,253
Proceeds from sale of investment properties		6,097	—
Proceeds from sale of non-current assets held for sale		1,746	918
Acquisition of available-for-sale financial assets		(23,246,485)	(20,353,114)
Acquisition of held-to-maturity financial assets		(3,553,037)	(2,944,797)
Acquisition of property and equipment		(86,848)	(119,894)
Acquisition of intangible assets		(94,415)	(16,840)
Acquisition of investments in associates and subsidiaries		(206,943)	—
Acquisition of investment properties		(1,844)	—
Payment of guarantee deposits		(571,819)	(372,978)
Receipts of refund of guarantee deposits paid		668,158	433,103

Net cash provided by (used in) investing activities		(4,314,344)	1,246,605

Cash flows from financing activities
Proceeds (repayments) from borrowings, net		(197,824)	2,366,110
Proceeds from issue of debt securities		9,855,123	4,786,801
Repayment of debt securities		(6,600,102)	(5,747,567)
Dividends paid		(512,863)	(459,901)
Redemption of hybrid bonds		(329,849)	(1,000,000)
Receipts of guarantee deposits for lease		98,633	10,045
Refund of guarantee deposits for lease		(94,327)	(28,973)

Net cash provided by (used in) financing activities		2,218,791	(73,485)

Effect of exchange rate fluctuations on cash and cash equivalents held		917	990

Net decrease in cash and cash equivalents		(1,513,459)	(343,882)

Cash and cash equivalents at January 1 (note 40)		3,501,472	3,845,354

Cash and cash equivalents at December 31 (note 40)	￦	1,988,013	3,501,472

See accompanying notes to the separate financial statements.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

1.	Reporting entity

Shinhan Bank (the “Bank”) was established through the merger of Hansung Bank and Dongil Bank, which were established on February 19, 1897 and August 8, 1906, respectively, to engage in commercial banking and trust operations.

The Bank acquired Chungbuk Bank and Kangwon Bank in 1999, and the former Shinhan Bank in 2006, and subsequently changed its name to Shinhan Bank. As of December 31, 2015, the Bank has 1,585,615,506 outstanding common shares with par value of ￦7,928,078 million which Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) owns 100% of them. As of December 31, 2015, the Bank operates through 796 domestic branches, 103 depositary offices, 24 premises and 10 overseas branches.

2.	Basis of preparation

(a)	Statement of compliance

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

(b)	Approval of separate financial statements

The separate financial statements were authorized for issue by the Board of Directors on February 03, 2016.

(c)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	share-based payment arrangements are measured at fair value

•	recognized financial instruments designated as hedged items in qualifying fair value hedge relationships and adjusted for changes in fair value attributable to the risk being hedged

•	liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets

(d)	Functional and presentation currency

The financial statements of the Bank are prepared in functional currency of the respective operation. These separate financial statements are presented in Korean won, which is the Bank’s functional currency and the currency of the primary economic environment in which the Bank operates.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

2.	Basis of preparation (continued)

(e)	Use of estimates and judgements

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these separate financial statements, the significant judgments made by management in applying the Bank’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2014.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the significant effect on the amount recognized in the separate financial statements is described in Note 5.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies

Except as described below, the accounting policies applied by the Bank in these separate financial statements are the same as those applied by the Bank in its separate financial statements as of and for the year ended December 31, 2014.

(a)	Changes in accounting policies

The Bank has applied the following amendments to standards and interpretation, with a date of initial application of January 1, 2015.

i)	K-IFRS No.1102, ‘Share-based Payment’

The Bank has applied the amendments to K-IFRS No.1102, ‘Share-based Payment’ since January 1, 2015. The amendment clarifies the definition of ‘vesting condition’ by separately defining ‘performance condition’ and ‘service condition’. The impact of the amendments on the Bank’s separate financial statements is not significant.

ii)	K-IFRS No.1103, ‘Business Combinations’

The Bank has applied the amendments to K-IFRS No.1103, ‘Business Combinations’ since January 1, 2015. The amendment clarifies the classification and measurement of contingent consideration in a business combination. When a contingent consideration is a financial instrument, its classification as a liability or equity shall be determined in accordance with K-IFRS No.1032 and the contingent consideration that is classified as an asset or a liability shall be subsequently measured at fair value of which the changes recognised in profit or loss. In addition, this amendments clarifies that the standard does not apply to the accounting for all types of joint arrangements. The impact of the amendments on the Bank’s separate financial statements is not significant.

iii)	K-IFRS No.1113, ‘Fair Value Measurement’

The Bank has applied the amendments to K-IFRS No.1113, ‘Fair Value Measurement’ since January 1, 2015. The amendment allows entities to measure short-term receivables and payables that have no stated interest rate at their invoiced amounts without discounting, given the discount is immaterial. In addition, this amendment clarifies that the portfolio exception can be applies to contracts in the scope of K-IFRS No.1039 even though the contracts do not meet the definition of a financial asset or financial liability. The impact of the amendments on the Bank’s separate financial statements is not significant.

iv)	K-IFRS No.1024, ‘Related Party Disclosures’

The Bank has applied the amendments to K-IFRS No.1024, ‘Related Party Disclosures’ since January 1, 2015. The definition of a ‘related party’ is extended to include a management entity that provides key management personnel services to the reporting entity, either directly or through a group entity. The reporting entity is required to separately disclose the expense amount recognised for the key management personnel services. The impact of the amendments on the Bank’s separate financial statements is not significant.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(a)	Changes in accounting policies (continued)

v)	K-IFRS No.1019, ‘Employee Benefits’

The Bank has applied the amendments to K-IFRS No.1019, ‘Employee Benefits’ since January 1, 2015. The amendments introduce a practical expedient to accounting for defined benefit plan, when employees or third parties pay contributions if certain criteria are met. A company is permitted (but not required) to recognise those contributions as a reduction of the service cost in the period in which the related service is rendered. Service-linked contributions from employees or third parties should be reflected in determining the net current service cost and the defined benefit obligation, and should be attributed to the periods of service using the same method as used for calculating the gross benefits or on a straight line basis. The impact of the amendments on the Bank’s separate financial statements is not significant.

(b)	Investments in subsidiaries and associates

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027, ‘Separate Financial Statements’. The Bank’s investments in subsidiaries and associates are recorded at cost in accordance with K-IFRS No.1027. However, the investments in subsidiaries and associates subject to K-IFRS No.1101, ‘First-time Adoption’ are recorded at previous GAAP carrying amount at the date of transition to K-IFRS. Dividend received from its subsidiaries and associates is recognized in profit or loss when the Bank is entitled to receive the dividend.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(c)	Foreign currencies

i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Bank at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(c)	Foreign currencies (continued)

ii)	Foreign operations (continued)

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments. Equity investments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares when it has a short maturity with a specified redemption date.

(e)	Non-derivative financial assets

Financial assets are classified into financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity financial assets. Financial assets are recognized when the Bank becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition of the financial asset.

i)	Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

ii)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Bank has the positive intention and ability to hold to maturity, is classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(e)	Non-derivative financial assets (continued)

iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives those are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v)	Derecognition of financial assets

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

If the Bank retains substantially all the risks and rewards of ownership of the transferred financial assets, the Bank continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(f)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(f)	Impairment of financial assets (continued)

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment. If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

i)	Loans

The Bank first assesses whether objective evidence of impairment exists individually for loans that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a Bank of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of loans is a floating rate, the discount rate used to evaluate impairment is the current effective interest rate defined in the agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

In assessing collective impairment, the Bank classifies loans, based on credit risk assessment or a credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flows of loans subject to collective impairment assessment are estimated by using statistical modelling of historical trends of the probability of default, timing of recoveries and the amount of losses incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modelling. In adjusting the future cash flows by historical modelling, the result has to be in line with changes and trends of observable data (e.g., impairment losses of collective assets and unemployment rates, asset prices, commodity prices, payment status and other variables representing the size of impairment losses). Methodologies and assumptions used to estimate future cash flow are reviewed on a regular basis in order to reduce discrepancy between estimated impairment losses and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans. When a subsequent event causes the amount of impairment losses to decrease, and the decrease can be related objectively to an event occurring after the impairment is recognized, the decrease in impairment losses is reversed through profit or loss of the period.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(f)	Impairment of financial assets (continued)

ii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii)	Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(g)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i)	Hedge Accounting

The Bank holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Bank designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge), and foreign currency risk of net investment in foreign operation (net investment hedges).

On initial designation of the hedge, the Bank formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(g)	Derivative financial instruments (continued)

ii)	Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Bank discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

iii)	Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the Separate statements of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

iv)	Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(g)	Derivative financial instruments (continued)

v)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

vi)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(h)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

Certain land and buildings are measured at fair value at the date of transition to K-IFRS, which is deemed cost, in accordance with K-IFRS No.1101, ‘First-time Adoption’. Dividend from relevant revaluation surplus is prohibited in accordance with the resolution of the board of directors.

The Bank recognizes in the carrying amount of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(h)	Property and equipment (continued)

The gain or loss arising from the derecognition of an item of property and equipment, which is included in profit or loss, is determined as the difference between the net disposal proceeds, If any, and the carrying amount of the item.

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(i)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software and capitalized development cost	5 years
Other intangible assets	5 years or contract periods, whichever the shorter

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(j)	Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both. An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods were as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as changes in accounting estimates.

(k)	Leases

The Bank classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Bank assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

i)	Finance leases

At the commencement of the lease term, the Bank recognizes as finance assets and finance liabilities in its statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Bank reviews to determine whether the leased asset may be impaired.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(k)	Leased assets (continued)

ii)	Operating leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

(l)	Non-current assets held for sale

Assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Bank recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(m)	Impairment of non-financial assets

The carrying amounts of the Bank’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Bank estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Bank estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(m)	Impairment of non-financial assets (continued)

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(n)	Non-derivative financial liabilities

The Bank classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Bank recognizes financial liabilities in the separate statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability.

i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Bank derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(o)	Equity capital

i)	Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted, net of tax, from the equity.

ii)	Hybrid bonds

The Bank classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Bank has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

(p)	Employee benefits

i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Bank during an accounting period, the Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii)	Other long-term employee benefits

The Bank’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period, in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii)	Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Bank’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Bank’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Bank recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(p)	Employee benefits (continued)

iv)	Termination benefits

Termination benefits are expensed at the earlier of when the Bank can no longer withdraw the offer of those benefits and when the Bank recognizes costs for a restructuring. If benefits are not expected to be wholly settled within 12 months of the reporting date, then they are discounted.

(q)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

The Bank has granted share-based payment based on Shinhan Financial Group’s share to the employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Bank is required to pay Shinhan Financial Group for the provision of the share-based payments. The Bank recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment arrangements in which the Bank has no obligation to settle the share-based payment transaction are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(r)	Provisions

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision is originally recognized.

(s)	Financial guarantee contract

A financial guarantee contract is a contract that requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract. The financial guarantee liability is subsequently measured at the higher of the amount of the best estimate of the expenditure required to settle the present obligation at the end of reporting period; and the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period. Financial guarantee liabilities are included within other liabilities.

(t)	Financial income and expense

i)	Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Bank estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Bank uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(t)	Financial income and expense (continued)

ii)	Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

Fees that are an integral part of the effective interest rate of a financial instrument.

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided. If it is unlikely that a specific lending arrangement will be entered into and the loan commitment is outside the scope of K-IFRS No. 1039, ‘Financial Instruments: Recognition and Measurement’, the commitment fee is recognized as revenue on a time proportion basis over the commitment period.

Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii)	Dividends

Dividends income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend date for equity securities.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(u)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Bank. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(v)	Accounting for trust accounts

The Bank accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying separate financial statements. Borrowings from trust accounts are included in other liabilities. Trust fees and commission in relation to the service provided to trust accounts by the Bank are recognized as fees and commission income.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

3.	Significant accounting policies (continued)

(w)	Earnings per share

The Bank presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Bank by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(x)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Bank for annual periods beginning after January 1, 2015, and the Bank has not early adopted them.

Management is in the process of evaluating the impact of the amendments on the Bank’s separate financial statements, if any.

i)	K-IFRS No.1109, ‘Financial Instruments’

K-IFRS No.1109, published in December 2015, replaces the existing guidance in K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’. K-IFRS No.1109 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from K-IFRS No. 1039. K-IFRS No.1109 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

ii)	K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

K-IFRS No.1115, published in January 2016, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS No.1018, ‘Revenue’, K-IFRS No.1011, ‘Construction Contracts’ and K-IFRS No.2113, ‘Customer Loyalty Programmes’. K-IFRS No.1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

iii)	K-IFRS No.1027, ‘Separate Financial Statements’

An entity could elect to account for its investments in subsidiaries, joint ventures and associates either at cost, in accordance with K-IFRS No.1039, or using the equity method to present them in its separate financial statements. K-IFRS No.1115 is effective for annual reporting periods beginning on or after January 1, 2016, with early adoption permitted.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Financial risk management

4-1.	Credit risk

Credit risk is the risk of financial loss of the Bank if a customer or counterparty to a financial instrument fails to meet its contractual obligation, and arises principally from due from banks, the lending process related to loans, investment activities in debt securities and off balance sheet items including loan commitments, etc. Credit risk management is critical to the Bank’s business activities; thus, the Bank carefully manages the credit risk exposure.

(a)	Credit risk management

Major policies of the credit risk management are determined by the Credit Policy Committee, which is the Bank’s executive decision-making body for credit risk management. The Credit Policy Committee is led by the Bank’s Deputy President and Head of Risk Management Group. The Credit Policy Committee also consists of chief officers from eight different business units. The Credit Review Committee performs credit review evaluations and operates separately from the Credit Policy Committee.

Each business unit is required to implement the Bank’s risk management policies and procedures. Risk Management Department reviews compliance of business units with agreed exposure limits established by the Credit Policy Committee, including those for selected industries, country risk and product types.

The Bank established the authorization structure for the approval and renewal of credit facilities. Authorization limits are allocated to the business unit credit officer. Larger facilities require approval by the Credit Committee. The Bank assesses all credit exposures in excess of designated limits, prior to facilities being committed to customers by the business unit concerned. Renewals and review of facilities are subject to the same review process.

The Bank is responsible for limiting concentrations of exposures to counterparties, geographies and industries, and by issuers, credit rating band, market liquidity and country.

The Bank develops and maintains the risk grading system in order to categorize exposures according to the degree of risk of financial loss faced and to focus management on the attendant risks. The risk grading system is used in determining credit approvals, credit renewals, credit pricing, credit limits, or where impairment provisions may be required against specific credit exposures for existing loans.

Each business unit is responsible for the quality and performance of its credit portfolio and for monitoring and controlling all credit risks in its portfolio, including those subject to central approval. In addition to periodic loan reviews by credit officers, the Bank also utilizes an automated monitoring tool which conducts searches for companies with high probability of default. Regular reports on the credit quality of local portfolios are provided to the Credit Administration Department who may require appropriate corrective action to be taken.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(b)	Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Due from banks and loans(*1,2):
Banks	￦	6,312,546	6,787,406
Retail:
Mortgage lending		44,937,825	43,071,816
Others		52,106,316	42,944,178

		97,044,141	86,015,994

Government		15,092,342	11,123,448
Corporate:
Large enterprises		27,139,108	27,878,443
Small and medium-sized enterprises		61,726,197	54,368,231
Special finance		3,385,588	3,827,243
Others		981	1,075

		92,251,874	86,074,992

		210,700,903	190,001,840

Trading assets:
Debt securities		5,894,841	4,732,760
Gold/Silver deposits		149,220	224,556

		6,044,061	4,957,316

Derivative assets		1,607,959	1,310,109
Available-for-sale financial assets:
Debt securities		21,139,700	19,214,287
Held-to-maturity financial assets:
Debt securities		9,733,551	7,747,368
Other financial assets(*1,3)		9,412,474	7,887,366
Off balance sheet items:
Financial guarantee contracts		5,314,941	4,421,949
Loan commitments and other liabilities for credit		73,024,178	71,177,412

		78,339,119	75,599,361

	￦	336,977,767	306,717,647

(*1)	The maximum exposure amounts for due from banks and loans and other financial assets are measured as the amount net of allowances.
(*2)	Due from banks and loans were classified as similar credit risk group to be with consistent calculating capital adequacy ratio under New Basel Capital Accord (Basel III).
(*3)	Other financial assets comprise accounts receivable, accrued income, guarantee deposits, domestic exchange settlements receivables, suspense receivables, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(c)	Information related to impairment for due from banks and loans

i)	Due from banks and loans as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Banks		Retail	Government	Corporate	Total
Neither past due nor impaired	￦	6,321,582	96,759,069	15,093,675	92,223,132	210,397,458
Past due but not impaired		—	315,691	—	74,083	389,774
Impaired		—	233,892	—	982,354	1,216,246

		6,321,582	97,308,652	15,093,675	93,279,569	212,003,478
Less: allowance		(9,036)	(264,511)	(1,333)	(1,027,695)	(1,302,575)

	￦	6,312,546	97,044,141	15,092,342	92,251,874	210,700,903

	December 31, 2014
	Banks		Retail	Government	Corporate	Total
Neither past due nor impaired	￦	6,794,374	85,659,553	11,124,643	85,901,542	189,480,112
Past due but not impaired		—	360,651	—	160,118	520,769
Impaired		—	248,757	—	1,125,840	1,374,597

		6,794,374	86,268,961	11,124,643	87,187,500	191,375,478
Less: allowance		(6,968)	(252,967)	(1,195)	(1,112,508)	(1,373,638)

	￦	6,787,406	86,015,994	11,123,448	86,074,992	190,001,840

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(c)	Information related to impairment for due from banks and loans (continued)

ii)	Credit quality of due from banks and loans that were neither past due nor impaired as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Banks		Retail	Government	Corporate	Total
Grade 1(*1)	￦	6,321,582	92,016,595	15,120,439	63,670,389	177,102,241
Grade 2(*1)			4,742,473		28,552,743	33,295,216

		6,321,582	96,759,068	15,120,439	92,223,132	210,397,457
Less: allowance		(9,036)	(134,983)	(1,333)	(560,356)	(705,708)

	￦	6,312,546	96,624,085	15,119,106	91,662,776	209,691,749

Mitigation of credit risk due to collateral(*2)	￦	1,051	63,284,313	—	50,254,575	113,539,939

	December 31, 2014
	Banks		Retail	Government	Corporate	Total
Grade 1(*1)	￦	6,794,374	81,030,760	11,124,643	56,070,097	155,019,874
Grade 2(*1)		—	4,628,793	—	29,831,445	34,460,238

		6,794,374	85,659,553	11,124,643	85,901,542	189,480,112
Less: allowance		(6,968)	(128,955)	(1,195)	(634,666)	(771,784)

	￦	6,787,406	85,530,598	11,123,448	85,266,876	188,708,328

Mitigation of credit risk due to collateral(*2)	￦	134	58,499,783	—	45,436,292	103,936,209

(*1)	Credit quality of due from banks and loans were classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

(*2)	The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(c)	Information related to impairment for due from banks and loans (continued)

iii)	Aging analysis of due from banks and loans that were past due but not impaired as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Retail		Corporate	Total
Within 30 days	￦	236,905	45,439	282,344
30~60 days		44,539	18,800	63,339
60~90 days		22,440	8,144	30,584
More than 90 days		11,807	1,700	13,507

		315,691	74,083	389,774
Less: allowance		(29,586)	(4,224)	(33,810)

	￦	286,105	69,859	355,964

Mitigation of credit risk due to collateral	￦	239,509	47,152	286,661

	December 31, 2014
	Retail		Corporate	Total
Within 30 days	￦	268,962	79,198	348,160
30~60 days		58,904	21,125	80,029
60~90 days		25,804	44,420	70,224
More than 90 days		6,981	15,375	22,356

		360,651	160,118	520,769
Less: allowance		(29,186)	(16,312)	(45,498)

	￦	331,465	143,806	475,271

Mitigation of credit risk due to collateral	￦	282,876	78,150	361,026

iv)	Mitigation of credit risk due to the collateral of impaired due from banks and loans, net of allowance, as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Retail		Corporate	Total
Impaired	￦	233,892	982,354	1,216,246
Less: allowance		(99,943)	(463,114)	(563,057)

	￦	133,949	519,240	653,189

Mitigation of credit risk due to collateral	￦	102,653	312,058	414,711

	December 31, 2014
	Retail		Corporate	Total
Impaired	￦	248,757	1,125,840	1,374,597
Less: allowance		(94,826)	(461,530)	(556,356)

	￦	153,931	664,310	818,241

Mitigation of credit risk due to collateral	￦	127,709	397,301	525,010

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(d)	Credit rating

i)	Credit ratings of debt securities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Trading assets		Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA	￦	902,570	16,518,009	9,082,331	26,502,910
AA- to AA+		80,131	1,446,950	320,755	1,847,836
A- to A+		1,772,747	1,806,960	330,465	3,910,172
BBB- to BBB+		516,696	716,343	—	1,233,039
Lower than BBB-		75,916	85,626	—	161,542
Unrated		2,546,781	565,812	—	3,112,593

	￦	5,894,841	21,139,700	9,733,551	36,768,092

	December 31, 2014
	Trading assets		Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA	￦	336,858	12,840,449	6,990,682	20,167,989
AA- to AA+		496,005	2,563,272	636,118	3,695,395
A- to A+		2,351,779	2,226,752	120,568	4,699,099
BBB- to BBB+		539,477	1,095,902	—	1,635,379
Lower than BBB-		210,643	80,950	—	291,593
Unrated		797,998	406,962	—	1,204,960

	￦	4,732,760	19,214,287	7,747,368	31,694,415

ii)	The credit qualities of securities debt securities according to the credit ratings by external rating agencies were as follows:

	KIS(*1)	KR(*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS: Korea Investors Service
(*2)	KR: Korea Ratings

iii)	Credit status of debt securities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Neither past due nor impaired	￦	36,768,092	31,694,415
Impaired		—	—

	￦	36,768,092	31,694,415

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(e)	There are no assets acquired by executing collateral rights as of December 31, 2015 and 2014.

(f)	Concentration by geographic location

An analysis of concentration by geographic location for financial assets including due from banks and loans, net of allowance, as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Korea		U.S.A	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	￦	2,386,409	175,934	317,192	266,057	1,683,710	1,483,244	6,312,546
Retail		96,643,416	182,219	5,201	181	66,190	146,934	97,044,141
Government		14,747,346	254,244	—	—	—	90,752	15,092,342
Corporate		87,708,901	740,746	446	378,350	656,473	2,766,958	92,251,874

		201,486,072	1,353,143	322,839	644,588	2,406,373	4,487,888	210,700,903

Trading assets		5,894,841	—	—	—	—	149,220	6,044,061
Available-for-sale financial assets		20,736,831	110,006	22,335	—	5,900	264,628	21,139,700
Held-to-maturity financial assets		9,733,551	—	—	—	—	—	9,733,551

	￦	237,851,295	1,463,149	345,174	644,588	2,412,273	4,901,736	247,618,215

	December 31, 2014
	Korea		U.S.A	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	￦	2,195,186	636,591	511,625	68,216	1,242,072	2,133,716	6,787,406
Retail		85,679,914	179,274	5,173	124	28,877	122,632	86,015,994
Government		11,013,202	70,399	4,282	—	—	35,565	11,123,448
Corporate		82,093,220	589,034	792	330,031	709,459	2,352,456	86,074,992

		180,981,522	1,475,298	521,872	398,371	1,980,408	4,644,369	190,001,840

Trading assets		4,723,293	—	—	—	9,467	224,556	4,957,316
Available-for-sale financial assets		19,022,891	74,354	—	—	—	117,042	19,214,287
Held-to-maturity financial assets		7,747,368	—	—	—	—	—	7,747,368

	￦	212,475,074	1,549,652	521,872	398,371	1,989,875	4,985,967	221,920,811

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(g)	Concentration by industry sector

An analysis of concentration by industry sector for financial assets including due from banks and loans, net of allowance, as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Others	Retail customers	Total
Due from banks and loans:
Banks	￦	5,597,796	—	—	67,609	647,141	—	6,312,546
Retail		—	—	—	—	—	97,044,141	97,044,141
Government		14,812,549	—	—	—	279,793	—	15,092,342
Corporate		2,109,746	36,315,980	12,607,607	17,002,344	24,216,197	—	92,251,874

		22,520,091	36,315,980	12,607,607	17,069,953	25,143,131	97,044,141	210,700,903

Trading assets		4,081,266	341,801	499,979	19,969	1,101,046	—	6,044,061
Available-for-sale financial assets		16,791,161	576,786	60,612	188,484	3,522,657	—	21,139,700
Held-to-maturity financial assets		3,489,862	—	—	73,578	6,170,111	—	9,733,551

	￦	46,882,380	37,234,567	13,168,198	17,351,984	35,936,945	97,044,141	247,618,215

	December 31, 2014
	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and service	Others	Retail customers	Total
Due from banks and loans:
Banks	￦	6,055,454	2,246	—	187,727	541,979	—	6,787,406
Retail		—	—	—	—	—	86,015,994	86,015,994
Government		10,990,818	—	—	—	132,630	—	11,123,448
Corporate		2,117,871	33,341,384	11,902,841	16,091,411	22,621,485	—	86,074,992

		19,164,143	33,343,630	11,902,841	16,279,138	23,296,094	86,015,994	190,001,840

Trading assets		2,694,796	391,102	390,551	362,937	1,117,930	—	4,957,316
Available-for-sale financial assets		14,014,886	768,100	102,049	618,774	3,710,478	—	19,214,287
Held-to-maturity financial assets		1,824,910	—	—	92,226	5,830,232	—	7,747,368

	￦	37,698,735	34,502,832	12,395,441	17,353,075	33,954,734	86,015,994	221,920,811

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Financial risk management (continued)

4-2.	Market risk

Market risk is the risk that changes in market price such as interest rates, equity prices, foreign exchange rates, etc. will affect the Bank’s income. Trading position is exposed to the risk such as interest rates, equity prices, foreign exchange rates, etc. and non-trading position is mainly exposed to interest rates. The Bank separates and manages its exposure to market risk between trading and non-trading position.

Overall authority for market risk is vested in the Bank’s Asset & Liability Management Committee (“ALM Committee”). The Risk Management Department is responsible for the development of detailed risk management policies which are subject to review and approval by the ALM Committee and for the day-to-day review of their implementation. The ALM Committee also sets Value at Risk (VaR) limit, damage limit, sensitivity limit, investment limits, position limits, and stress damage limits of each department and desk. The Risk Management Department monitors operation departments and reports regularly to the ALM Committee and the Risk Management Committee.

Before launching a new product from each business unit, the Bank is required to perform an objective analysis of the risk evaluation and examination of fair value measurement method from the Risk Management Department or Fair Value Evaluation Committee. The Derivative and Structured Product Risk Review Committee reviews the related risk exposure and investment limit.

(a)	Market risk management of trading positions

Trading position includes securities, foreign exchange position, and derivatives which are traded for profits.

Trading data of foreign exchange, stocks, bonds and derivatives from trading positions are tracked and daily risk limits are systematically monitored based on the Bank’s risk management parameters. Statistical analysis that complements the above risk management process and stress testing is performed regularly in order to manage the impact and loss of rapid economic changes. These risk management processes enable the Bank to manage the scale of potential losses within a certain range when a crisis occurs.

i)	Measurement method on market risk arising from trading position

The principal tool used to measure and control market risk exposure within the Bank’s trading position is VaR. The VaR of a trading position is the estimated loss that will arise on the portfolio over a specified period of time (ten days holding period) from an adverse market movement with a specified probability (confidence level). The Bank measures market risk based on 99% confidence level by using the VaR model based on historical simulation.

VaR is a commonly used market risk management technique. However, VaR estimates possible losses over a certain period at a particular confidence level using the historical market movement data. The use of historical market movement data as a basis for determining the possible range of future outcome may not always cover all possible scenarios, especially those of an exceptional nature. VaR models assume that a holding period of generally one to ten days is sufficient prior to liquidating the underlying positions, but this may not be the case for certain highly illiquid assets or in situations in which there is severe general market illiquidity.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(a)	Market risk management of trading positions (continued)

The Bank directly applies the historical changes in interest rates, equity prices, and foreign exchange rates to current position. The actual outputs are regularly monitored by testing the effectiveness of assumptions, measurements and parameter. The application of this method does not prevent loss from larger market movement that exceeds the acceptable parameter.

VaR limit related to the operation of trading and non-trading portfolio is determined by management annually. VaR is measured at least daily. The quality of VaR model is monitored consistently by examining the VaR results related to trading book.

ii)	VaR of trading position

An analysis of trading position VaR for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Average		Maximum	Minimum	Year end
Interest rate risk	￦	37,341	43,746	33,849	35,976
Equity risk		8,258	9,049	6,995	7,056
Foreign currency risk(*)		45,102	54,459	36,549	44,475
Volatility risk		355	550	262	262
Commodity risk		5	21	—	3
Covariance		(35,789)	(45,895)	(25,953)	(30,699)

	￦	55,272	61,930	51,702	57,073

	2014
	Average		Maximum	Minimum	Year end
Interest rate risk	￦	17,302	25,863	8,721	13,414
Equity risk		4,333	7,362	2,493	3,442
Foreign currency risk(*)		43,872	54,355	34,928	49,372
Volatility risk		161	259	66	66
Covariance		(18,668)	(32,344)	(5,246)	(13,268)

	￦	47,000	55,495	40,962	53,026

(*)	The Bank measured foreign currency risk arising from trading position and non-trading position.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(b)	Market risk management of non-trading positions

The most critical market risk that arises from non-trading position is the interest rate risk. Accordingly, the Bank measures and manages market risk for non-trading position by taking into account effects of interest rate changes on both its net asset value and income. Interest rate risk is the risk of loss from fluctuations in the future cash flows or fair values of financial instruments because of a change in market interest rates.

Interest rate risk is managed principally through monitoring interest rate gaps and by having pre-approved limits for repricing bands. The ALM Committee is the monitoring body for compliance with these limits including establishing policies and setting the limits and is assisted by the Risk Management Department in its day-to-day monitoring activities.

i)	Measurement method on market risk arising from non-trading position

The Bank measures and manages interest rate risk by using various analyses such as interest rate gap, duration gap, and NII (Net Interest Income) simulation of each scenario through the ALM system (OFSA). The Bank also monitors interest rate VaR, earnings at risk (“EaR”), and gap rate of interest rate by setting the limits on a monthly basis.

The Bank measures interest rate VaR by using standard modified duration and interest rate volatility, and interest rate EaR by using impact period by maturity period and interest rate volatility based on a standard methodology provided by Bank for International Settlements (“BIS”).

ii)	Interest rate VaR and EaR for non-trading positions

Interest rate VaR and EaR for non-trading positions which were measured by the standard methodology provided by BIS as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Interest rate VaR	￦	710,719	388,076
Interest rate EaR		163,054	279,560

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(c)	Foreign exchange risk

The Bank manages foreign currency risk based on general positions which includes all spot and future foreign currency positions, etc. The ALM Committee oversees the Bank’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currencies open position. The Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage the Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. The Bank’s foreign exchange transactions are mainly conducted in the U.S. dollar (USD), Japanese yen (JPY), euro (EUR) and Chinese yuan (CNY). Other foreign currencies are narrowly traded.

Foreign currency denominated assets and liabilities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	USD		JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	￦	1,624,179	113,495	84,579	17,524	184,084	2,023,861
Trading assets						149,220	149,220
Derivative assets		76,151	30	2,596	—	129	78,906
Loans		14,381,910	813,764	777,221	25,057	1,256,734	17,254,686
Available-for-sale financial assets		817,339	—	16,979	—	171,000	1,005,318
Held-to-maturity financial assets		—	—	—	—	4,222	4,222
Other financial assets		2,225,712	251,200	125,560	505,737	63,751	3,171,960

		19,125,291	1,178,489	1,006,935	548,318	1,829,140	23,688,173

Liabilities
Deposits		7,336,845	886,396	207,096	43,362	687,221	9,160,920
Trading liabilities		—	—	—	—	453,605	453,605
Derivative liabilities		58,210	19	—	—	77	58,306
Borrowings		6,659,517	185,239	287,704	5,176	35,398	7,173,034
Debt securities issued		3,131,783	291,603	153,664	216,660	144,381	3,938,091
Other financial liabilities		2,368,280	162,939	335,866	511,944	184,147	3,563,176

		19,554,635	1,526,196	984,330	777,142	1,504,829	24,347,132

Net assets (liabilities)		(429,344)	(347,707)	22,605	(228,824)	324,311	(658,959)

Off-balance
Derivative exposures		737,265	96,937	(55,922)	100,387	(362,963)	9,160,920

Net position	￦	307,921	(250,770)	(33,317)	(128,437)	(38,652)	8,501,961

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(c)	Foreign exchange risk (continued)

	December 31, 2014
	USD		JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	￦	1,471,480	91,370	80,902	18,436	115,308	1,777,496
Trading assets		—	—	—	—	224,556	224,556
Derivative assets		126,925	100	5,205	—	158	132,388
Loans		14,062,041	994,184	637,476	637	836,039	16,530,377
Available-for-sale financial assets		675,575	—	122	—	105,979	781,676
Held-to-maturity financial assets		—	—	—	—	5,020	5,020
Other financial assets		1,786,838	191,826	32,905	246,799	60,671	2,319,039

		18,122,859	1,277,480	756,610	265,872	1,347,731	21,770,552

Liabilities
Deposits		6,354,773	879,702	191,564	30,480	512,172	7,968,691
Trading liabilities		—	—	—	—	428,936	428,936
Derivative liabilities		68,522	202	—	—	77	68,801
Borrowings		6,119,708	166,020	433,668	131	86,843	6,806,370
Debt securities issued		3,069,650	585,209	—	—	389,648	4,044,507
Other financial liabilities		1,903,925	83,951	102,793	228,712	120,476	2,439,857

		17,516,578	1,715,084	728,025	259,323	1,538,152	21,757,162

Net assets (liabilities)		606,281	(437,604)	28,585	6,549	(190,421)	13,390

Off-balance
Derivative exposures		(418,456)	209,612	(41,588)	(117,850)	136,402	(231,880)

Net position	￦	187,825	(227,992)	(13,003)	(111,301)	(54,019)	(218,490)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Financial risk management (continued)

4-3.	Liquidity risk

Liquidity risk is the risk that the Bank will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Risk Policy Committee is responsible for establishing policies and setting the limits related to liquidity risk management. The Risk Management Department evaluates and manages the Bank’s overall liquidity risk and monitors compliance of all operating subsidiaries and foreign branches with limits on a daily basis.

The Bank applies the following basic principles for liquidity risk management:

•	raise funding in sufficient amounts at the optimal time and reasonable costs;

•	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

•	monitor and manage daily and intra-daily liquidity positions and risk exposures as to timely payment and settlement of financial obligations due under both normal and crisis situations;

•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

•	consider liquidity-related costs, benefits and risks in determining the price of products and services, employee performance evaluations and approval of launching new products and services.

The Bank manages its liquidity risk within the limits set on won and foreign currency by using various analysis methods such as liquidity gap, real liquidity gap and loan-deposit ratio through the ALM system and various indices including risk limits, early warning index, and monitoring index.

The following table presents the Bank’s cash flows of financial assets and financial liabilities. The amounts disclosed in the table are the contractual undiscounted cash flows. Since the effect of the discount is not important for the balance with the maturities of less than 12 months, the amount is the same as the book value.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-3.	Liquidity risk (continued)

(a)	Contractual maturities for financial instruments

Contractual maturities for financial assets and financial liabilities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Assets
Cash and due from banks	￦	13,120,313	5,876	11,756	—	—	—	13,137,945
Trading assets		6,750,765	—	—	—	—	—	6,750,765
Derivative assets		1,602,132	200,356	63,397	79,454	138,195	42,056	2,125,590
Loans		18,287,616	23,212,448	31,131,950	47,381,117	51,756,561	48,555,051	220,324,743
Available-for-sale financial assets		23,069,621	—	—	—	—	869,341	23,938,962
Held-to-maturity financial assets		15,301	109,177	388,673	738,878	8,031,642	1,733,090	11,016,761
Other financial assets		6,029,770	—	—	—	3,465,748	—	9,495,518

	￦	68,875,518	23,527,857	31,595,776	48,199,449	63,392,146	51,199,538	286,790,284

Liabilities
Financial liabilities designated at fair value through profit or loss	￦	—	—	491	—	13,675	—	14,166
Deposits		100,271,940	20,307,377	24,651,552	47,909,253	8,399,311	1,020,950	202,560,383
Trading liabilities		463,766	—	—	—	—	—	463,766
Derivative liabilities		1,464,777	22,756	16,357	28,301	59,384	30,157	1,621,732
Borrowings		3,366,640	2,182,511	1,271,735	2,050,705	3,674,874	543,234	13,089,699
Debt securities issued		344,194	1,475,375	1,546,216	5,504,832	9,884,763	2,964,351	21,719,731
Other financial liabilities		14,732,746	—	—	—	124,327	—	14,857,073

	￦	120,644,063	23,988,019	27,486,351	55,493,091	22,156,334	4,558,692	254,326,550

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-3.	Liquidity risk (continued)

(a)	Contractual maturities for financial instruments (continued)

	December 31, 2014
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Assets
Cash and due from banks	￦	12,320,995	107,311	106,591	—	159	—	12,535,056
Trading assets		5,912,990	—	—	—	—	—	5,912,990
Derivative assets		1,300,485	264,459	85,066	120,408	255,611	50,797	2,076,826
Loans		18,208,616	22,669,763	29,057,489	45,136,786	42,753,265	44,137,797	201,963,716
Available-for-sale financial assets		21,096,577	—	—	—	—	841,334	21,937,911
Held-to-maturity financial assets		117,365	538,969	259,439	903,656	6,010,430	1,024,843	8,854,702
Other financial assets		4,676,497	—	—	—	3,333,839	—	8,010,336

	￦	63,633,525	23,580,502	29,508,585	46,160,850	52,353,304	46,054,771	261,291,537

Liabilities
Financial liabilities designated at fair value through profit or loss	￦	—	—	—	—	6,478	—	6,478
Deposits		86,298,656	20,904,172	25,483,994	39,107,795	7,893,842	1,701,252	181,389,711
Trading liabilities		428,936	—	—	—	—	—	428,936
Derivative liabilities		1,160,320	24,644	27,272	56,291	350,109	433,058	2,051,694
Borrowings		4,054,912	2,031,139	1,832,984	1,551,724	3,102,558	548,389	13,121,706
Debt securities issued		205,707	874,544	2,180,305	4,613,216	8,396,824	2,173,506	18,444,102
Other financial liabilities		13,163,176	—	—	—	120,006	—	13,283,182

	￦	105,311,707	23,834,499	29,524,555	45,329,026	19,869,817	4,856,205	228,725,809

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	The undiscounted cash flows were classified based on the earliest dates for obligation repayment. Trading assets and available-for-sale financial assets except for assets restricted for sale for certain periods were included in the less than 1 month.

(b)	Contractual maturities for off balance sheet items

Financial guarantees such as financial guarantee contracts, loan commitments and others provided by the Bank are classified based on the earliest date at which the Bank should fulfill the obligation under the guarantee when the counterparty requests for the payment.

Off balance items as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Financial guarantee contracts	￦	5,314,941	4,421,949
Loan commitments and others		73,024,178	71,177,412

	￦	78,339,119	75,599,361

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Financial risk management (continued)

4-4.	Measurement of fair value

The fair value which the Bank primarily uses for measurement of financial instruments are the published price quotations in an active market which are based on the market prices or the dealer price quotations of financial instruments traded in an active market where available, which is the best evidence of fair value.

If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service. The Bank uses diverse valuation techniques under reasonable assumptions which are based on the inputs observable in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. For example, the fair value for interest swaps is the present value of estimated future cash flows, and fair value for foreign exchange forwards contracts is measured by using the published forward exchange rate at the end of each reporting period.

The Bank classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

(i)	Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.

(ii)	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

(iii)	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value

i)	The table below analyzes financial instruments measured at the fair value as of December 31, 2015 and 2014 by the level in the fair value hierarchy into which the fair value measurement is categorized:

	December 31, 2015
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	￦	632,613	5,262,228	—	5,894,841
Equity securities		6,427	700,277	—	706,704
Gold/silver deposits		149,220	—	—	149,220
Derivative assets:					—
Trading		—	1,547,548	7,689	1,555,237
Hedging		—	24,824	27,898	52,722
Available-for-sale financial assets:					—
Debt securities		7,774,284	13,365,416	—	21,139,700
Equity securities		1,040,313	880,061	878,888	2,799,262

	￦	9,602,857	21,780,354	914,475	32,297,686

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	—	10,542	2,967	13,509
Trading liabilities:
Securities sold		10,161	—	—	10,161
Gold/silver deposits		453,605	—	—	453,605
Derivative liabilities:
Trading		—	1,440,354	5,416	1,445,770
Hedging		—	31,589	91,972	123,561

	￦	463,766	1,482,485	100,355	2,046,606

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

	December 31, 2014
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	￦	—	4,732,760	—	4,732,760
Equity securities		4,625	951,049	—	955,674
Gold/silver deposits		224,556	—	—	224,556
Derivative assets:
Trading		—	1,175,582	17,673	1,193,255
Hedging		—	55,583	61,271	116,854
Available-for-sale financial assets:
Debt securities		6,697,057	12,517,230	—	19,214,287
Equity securities		1,030,409	653,949	1,039,266	2,723,624

	￦	7,956,647	20,086,153	1,118,210	29,161,010

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	—	3,054	3,085	6,139
Trading liabilities
Gold/silver deposits		428,936	—	—	428,936
Derivative liabilities:
Trading		—	1,129,446	5,668	1,135,114
Hedging		—	18,853	28,763	47,616

	￦	428,936	1,151,353	37,516	1,617,805

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

ii)	There was no transfer between level 1 and level 2 for the years ended December 31, 2015 and 2014.

iii)	Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Available-for-sale financial assets		Net derivative instruments	Financial liabilities designated at fair value through profit or loss	Total
Beginning balance	￦	1,039,266	44,513	(3,085)	1,080,694
Total gain or loss:
Recognized in profit or loss(*1)		59,561	(89,761)	6	(30,194)
Recognized in other comprehensive income		(79,793)	—	—	(79,793)
Purchases/issue		214,975	2,050	(179)	216,846
Settlements		(291,622)	(18,542)	291	(309,873)
Transfers out of level 3(*2)		(64,896)	(61)	—	(64,957)
Transfers into level 3(*2)		1,397	—	—	1,397

Ending balance	￦	878,888	(61,801)	(2,967)	814,120

	2014
	Available-for-sale financial assets		Net derivative instruments	Financial liabilities designated at fair value through profit or loss	Total
Beginning balance	￦	1,063,678	(136,356)	—	927,322
Total gain or loss:
Recognized in profit or loss(*1)		(115,451)	166,918	3	51,470
Recognized in other comprehensive income		102,428	—	—	102,428
Purchases/issue		167,038	368	(3,538)	163,868
Settlements		(201,992)	13,635	450	(187,907)
Transfers out of level 3(*2)		(3,457)	(52)	—	(3,509)
Transfers into level 3(*2)		27,022	—	—	27,022

Ending balance	￦	1,039,266	44,513	(3,085)	1,080,694

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

(*1)	Gains or losses among the changes in level 3 of the fair value hierarchy and gains or losses related to financial instruments that the Bank held as of December 31, 2015 and 2014 are presented in the statement of comprehensive income as follows:

	2015			2014
	Gains or losses recognized in profit or loss		Gains or losses recognized in profit or loss for financial instrument held at the end of the year	Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year
Net trading income	￦	(122)	(122)	11,712	11,712
Gain on financial instruments designated at fair value through profit or loss		6	6	3	3
Net gain on sale of available-for-sale financial assets		123,215	—	24,625	—
Impairment loss on financial assets		(63,654)	(61,007)	(140,076)	(140,003)
Net other operating expenses		(89,639)	(89,639)	155,206	155,206

	￦	(30,194)	(150,762)	51,470	26,918

(*2)	These financial instruments were transferred into or out of level 3 as the availability of observable market data has changed. The Bank recognized transfers between levels of the fair value hierarchy as of the end of the reporting period during which the event or the change in circumstances that caused the transfer has occurred.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv)	Valuation techniques and inputs used in measuring fair value

Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2015 and December 31, 2014 were as follows:

	December 31, 2015
	Type of financial instruments	Book value		Valuation techniques	Inputs
Financial assets
Trading assets	Debt securities Equity securities	￦	5,262,228 700,277	Discounted cash flow Net asset value	Discount rate Price of underlying assets

			5,962,505

Derivative assets	Trading Hedging		1,547,548 24,824	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

			1,572,372

Available-for-sale financial assets	Debt securities Equity securities		13,365,416 880,061	Discounted cash flow Net asset value	Discount rate Price of underlying assets

			14,245,477

		￦	21,780,354

Financial liabilities
Financial liabilities designated at fair value through profit or loss	Deposits	￦	10,542	Option model	Discount rate, volatility, stock price index
Derivative liabilities	Trading Hedging		1,440,354 31,589	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

			1,471,943

		￦	1,482,485

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv)	Valuation techniques and inputs used in measuring fair value (continued)

	December 31, 2014
	Type of financial instruments	Book value		Valuation techniques	Inputs
Financial assets
Trading assets	Debt securities Equity securities	￦	4,732,760 951,049	Discounted cash flow Net asset value	Discount rate Price of underlying assets

			5,683,809

Derivative assets	Trading Hedging		1,175,582 55,583	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

			1,231,165

Available-for-sale financial assets	Debt securities Equity securities		12,517,230 653,949	Discounted cash flow Net asset value	Discount rate Price of underlying assets

			13,171,179

		￦	20,086,153

Financial liabilities
Financial liabilities designated at fair value through profit or loss	Deposits	￦	3,054	Option model	Discount rate, volatility, stock price index
Derivative liabilities	Trading Hedging		1,129,446 18,853	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

			1,148,299

		￦	1,151,353

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv)	Valuation techniques and inputs used in measuring fair value (continued)

Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Valuation technique	Type of financial instrument	Book value		Significant unobservable input	Range of estimates for unobservable input
Financial assets
Derivative assets	Option model(*)	Equity and foreign exchange related	￦	2,346	The volatility of the underlying asset	6.75%~34.62%
					Correlations	0.87%
	Option model(*)	Interest rates related		33,241	The volatility of the underlying asset	0.44%~0.65%
					Regression coefficient	0.02%~2.05%
					Correlations	49.53%~94.60%

				35,587

Available-for-sale financial assets	Discounted cash flow	Equity securities		878,888	Discount rate Growth rate	1.72%~20.65% 0.00%~2.50%

			￦	914,475

Financial liabilities
Financial liabilities designated at fair value through profit or loss	Option model(*)	Equity related	￦	2,967	The volatility of the underlying asset Correlations	22.20%~28.48% 5.43%~52.70%

Derivative liabilities	Option model(*)	Equity and foreign exchange related		64	The volatility of the underlying asset	10.20%~34.62%
					Correlations	0.87~52.70%

	Option model(*)	Interest rates related		97,324	The volatility of the underlying asset	0.16%~0.65%
					Regression coefficient	0.02%~2.04%
					Correlations	31.38%~94.60%

				97,388

			￦	100,355

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv)	Valuation techniques and inputs used in measuring fair value (continued)

	December 31, 2014
	Valuation technique	Type of financial instrument	Book value		Significant unobservable input	Range of estimates for unobservable input
Financial assets
Derivative assets	Option model(*)	Equity and foreign exchange related	￦	13,819	The volatility of the underlying asset	4.79%~32.78%
					Correlations	(0.06%)
	Option model(*)	Interest rates related		65,125	The volatility of the underlying asset	0.16%~0.64%
					Regression coefficient	0.00%~3.02%
					Correlations	12.16%~41.70%

				78,944

Available-for-sale financial assets	Discounted cash flow	Equity securities		1,039,266	Discount rate Growth rate	2.29%~17.84% 0.00%~2.50%

			￦	1,118,210

Financial liabilities
Financial liabilities designated at fair value through profit or loss	Option model(*)	Equity related	￦	3,085	The volatility of the underlying asset Correlations	22.08%~28.19% 34.00%

Derivative liabilities	Option model(*)	Equity and foreign exchange related		1,854	The volatility of the underlying asset	6.48%~35.57%
					Correlations	(0.06%)~0.23%

	Option model(*)	Interest rates related		32,577	The volatility of the underlying asset	0.16%~0.64%
					Regression coefficient	0.00%~3.02%
					Correlations	12.16%~41.70%

				34,431

			￦	37,516

(*)	Option model that the Bank uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

v)	Sensitivity to changes in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit or loss, or other comprehensive income as of December 31, 2015 and 2014 were as follows:

December 31, 2015
Type of financial instrument		Profit for the year			Other comprehensive income
		Favorable change		Unfavorable change	Favorable change	Unfavorable change
Derivative assets(*1)	Equity and foreign exchange related	￦	1,118	(719)	—	—
	Interest rates related		1,293	(5,100)	—	—
Available-for-sale financial assets(*2)	Equity securities		—	—	24,001	(6,839)

		￦	2,411	(5,819)	24,001	(6,839)

Financial liabilities designated at fair value through profit or loss(*1)	Equity related	￦	4	(4)	—	—
Derivative liabilities(*1)	Equity and foreign exchange related		11	(9)	—	—
	Interest rates related		4,218	(14,421)	—	—

		￦	4,233	(14,434)	—	—

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

December 31, 2014
Type of financial instrument		Profit for the year			Other comprehensive income
		Favorable change		Unfavorable change	Favorable change	Unfavorable change
Derivative assets(*1)	Equity and foreign exchange related	￦	430	(329)	—	—
	Interest rates related		7,129	(12,929)	—	—
Available-for-sale financial assets(*2)	Equity securities		—	—	157,385	(37,118)

		￦	7,559	(13,258)	157,385	(37,118)

Financial liabilities designated at fair value through profit or loss(*1)	Equity related	￦	5	(5)	—	—
Derivative liabilities(*1)	Equity and foreign exchange related		97	(113)	—	—
	Interest rates related		6,853	(6,275)	—	—

		￦	6,955	(6,393)	—	—

(*1)	Based on 10% of increase or decrease in volatility of underlying assets or correlation.
(*2)	Based on changes in growth rate (0%~1%) and discount rate (-1%~1%).

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	The financial instruments measured at amortized cost

i)	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The book value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. Therefore, the book value for deposits approximates fair value.

Loans	The fair value of loans is measured by discounting the expected cash flows at the market interest rate, credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date.

Deposits and borrowings	The book amount and the fair value for demand deposits, cash management account deposits and call money as short-term instruments are identical. The fair value of others is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no observable market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	The financial instruments measured at amortized cost (continued)

ii)	The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Book value
	Balance		Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	￦	1,823,134	—	—	1,823,134	1,823,134
Due from banks		11,312,628	—	(633)	11,311,995	11,311,995
Loans:
Household loans		88,085,947	293,118	(219,664)	88,159,401	89,344,666
Corporate loans		105,950,060	48,500	(1,067,730)	104,930,830	105,878,987
Public and others		2,129,768	2,183	(7,961)	2,123,990	2,132,915
Loans to bank		4,181,274	—	(6,587)	4,174,687	4,181,086
Held-to-maturity financial assets:
Government bonds		5,638,796	—	—	5,638,796	5,914,323
Financial institutions bonds		351,420	—	—	351,420	360,750
Corporate bonds and others		3,743,335	—	—	3,743,335	3,813,067
Other financial assets		9,495,517	(41,830)	(41,213)	9,412,474	9,445,934

	￦	232,711,879	301,971	(1,343,788)	231,670,062	234,206,857

Liabilities
Deposits:
Demand deposits	￦	79,490,427	—	—	79,490,427	79,490,427
Time deposits		109,379,582	—	—	109,379,582	109,570,875
Negotiable certificates of deposits		4,072,668	—	—	4,072,668	4,089,777
Note discount deposits		3,018,551	—	—	3,018,551	3,018,428
CMA(*)		2,280,816	—	—	2,280,816	2,280,816
Others		30,088	—	—	30,088	30,092
Borrowings:
Call money		92,458	—	—	92,458	92,458
Bill sold		24,245	—	—	24,245	24,198
Bonds sold under repurchase agreements		366,912	—	—	366,912	366,912
Borrowings		12,321,357	(1,684)	—	12,319,673	12,355,833
Due to Bank of Korea in foreign currency		71,810	—	—	71,810	71,840
Debt securities issued:
Debt securities issued in won		15,989,119	(31,794)	—	15,957,325	16,248,094
Debt securities issued in foreign currency		3,938,091	(10,805)	—	3,927,286	3,970,791
Other financial liabilities		14,924,631	(2,651)	—	14,921,980	14,900,944

	￦	246,000,755	(46,934)	—	245,953,821	246,511,485

(*)	CMA: Cash management account deposits

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	The financial instruments measured at amortized cost (continued)

	December 31, 2014
	Book value
	Balance		Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	￦	2,417,685	—	—	2,417,685	2,417,685
Due from banks		10,110,603	—	(1,034)	10,109,569	10,109,569
Loans:
Household loans		78,578,683	235,883	(208,821)	78,605,745	79,369,240
Corporate loans		95,794,793	31,880	(1,148,045)	94,678,628	95,664,871
Public and others		2,092,730	1,365	(11,073)	2,083,022	2,095,248
Loans to bank		4,529,541	—	(4,665)	4,524,876	4,544,381
Held-to-maturity financial assets:
Government bonds		5,092,893	—	—	5,092,893	5,336,159
Financial institutions bonds		410,323	—	—	410,323	415,345
Corporate bonds and others		2,244,152	—	—	2,244,152	2,300,530
Other financial assets		8,010,336	(61,451)	(61,519)	7,887,366	7,949,020

	￦	209,281,739	207,677	(1,435,157)	208,054,259	210,202,048

Liabilities
Deposits:
Demand deposits	￦	65,800,092	—	—	65,800,092	65,800,092
Time deposits		103,957,463	—	—	103,957,463	104,238,665
Negotiable certificates of deposits		1,872,852	—	—	1,872,852	1,880,082
Note discount deposits		3,241,082	—	—	3,241,082	3,240,906
CMA(*)		1,682,610	—	—	1,682,610	1,682,610
Others		35,163	—	—	35,163	35,173
Borrowings:
Call money		1,625,328	—	—	1,625,328	1,625,328
Bill sold		31,059	—	—	31,059	30,934
Bonds sold under repurchase agreements		346,726	—	—	346,726	346,725
Borrowings		10,816,058	(1,504)	—	10,814,554	10,853,710
Due to Bank of Korea in foreign currency		77,179	—	—	77,179	77,179
Debt securities issued:
Debt securities issued in won		12,566,406	(26,825)	—	12,539,581	12,846,874
Debt securities issued in foreign currency		4,044,507	(12,680)	—	4,031,827	4,140,691
Other financial liabilities		13,339,973	(2,296)	—	13,337,677	13,313,083

	￦	219,436,498	(43,305)	—	219,393,193	220,112,052

(*)	CMA: Cash management account deposits

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	Financial instruments measured at amortized cost (continued)

iii)	The fair value hierarchy of financial instruments which are not measured at fair value in the separate statement of financial position as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Level 1		Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	￦	1,823,134	—	—	1,823,134
Due from banks		—	11,311,995	—	11,311,995
Loans:
Household loans		—	—	89,344,666	89,344,666
Corporate loans		—	—	105,878,987	105,878,987
Public and others		—	—	2,132,915	2,132,915
Loans to bank		—	937,640	3,243,446	4,181,086
Held-to-maturity financial assets:
Government bonds		2,131,593	3,782,730	—	5,914,323
Financial institutions bonds		102,921	257,829	—	360,750
Corporate bonds and others		—	3,813,067	—	3,813,067
Other financial assets		—	7,464,015	1,981,919	9,445,934

	￦	4,057,648	27,657,276	202,581,933	234,206,857

Liabilities
Deposits:
Demand deposits	￦	—	79,490,427	—	79,490,427
Time deposits		—	—	109,570,875	109,570,875
Negotiable certificates of deposits		—	—	4,089,777	4,089,777
Note discount deposits		—	—	3,018,428	3,018,428
CMA		—	2,280,816	—	2,280,816
Others		—	—	30,092	30,092
Borrowings:
Call money		—	92,458	—	92,458
Bill sold		—	—	24,198	24,198
Bonds sold under repurchase agreements		—	—	366,912	366,912
Borrowings		—	—	12,355,833	12,355,833
Due to Bank of Korea in foreign currency		—	—	71,840	71,840
Debt securities issued:		—
Debt securities issued in won		—	13,885,710	2,362,384	16,248,094
Debt securities issued in foreign currency		—	3,970,791	—	3,970,791
Other financial liabilities		—	7,284,256	7,616,688	14,900,944

	￦	—	107,004,458	139,507,027	246,511,485

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	Financial instruments measured at amortized cost (continued)

	December 31, 2014
	Level 1		Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	￦	2,417,685	—	—	2,417,685
Due from banks		—	10,109,569	—	10,109,569
Loans:
Household loans		—	—	79,369,240	79,369,240
Corporate loans		—	—	95,664,871	95,664,871
Public and others		—	—	2,095,248	2,095,248
Loans to bank		—	2,686,359	1,858,022	4,544,381
Held-to-maturity financial assets:
Government bonds		2,305,999	3,030,160	—	5,336,159
Financial institutions bonds		120,885	294,460	—	415,345
Corporate bonds and others		—	2,300,530	—	2,300,530
Other financial assets		—	5,824,395	2,124,625	7,949,020

	￦	4,844,569	24,245,473	181,112,006	210,202,048

Liabilities
Deposits:
Demand deposits	￦	—	65,800,092	—	65,800,092
Time deposits		—	—	104,238,665	104,238,665
Negotiable certificates of deposits		—	—	1,880,082	1,880,082
Note discount deposits		—	—	3,240,906	3,240,906
CMA		—	1,682,610	—	1,682,610
Others		—	—	35,173	35,173
Borrowings:
Call money		—	1,625,328	—	1,625,328
Bill sold		—	—	30,934	30,934
Bonds sold under repurchase agreements		—	—	346,725	346,725
Borrowings		—	—	10,853,710	10,853,710
Due to Bank of Korea in foreign currency		—	—	77,179	77,179
Debt securities issued:
Debt securities issued in won		—	10,176,912	2,669,962	12,846,874
Debt securities issued in foreign currency		—	4,140,691	—	4,140,691
Other financial liabilities		—	5,152,210	8,160,873	13,313,083

	￦	—	88,577,843	131,534,209	220,112,052

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	Financial instruments measured at amortized cost (continued)

iv)	For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Type of financial instrument	Fair value(*)		Valuation technique	Inputs
Level 2	Held-to-maturity financial assets	￦	7,853,626		Discount rate
Level 3	Loans		200,600,014	Discounted cash flow	Discount rate, credit spread, prepayment rate
	Other financial assets		1,981,919		Discount rate

		￦	210,435,559

Level 2	Debt securities issued	￦	17,856,501		Discount rate
Level 3	Deposits		116,613,826		Discount rate
	Borrowings		7,808,466	Discounted cash flow	Discount rate
	Debt securities issued		2,362,384		Discount rate, regression coefficient, correlations
	Other financial liabilities		7,616,688		Discount rate

		￦	152,257,865

(*)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	Financial instruments measured at amortized cost (continued)

	December 31, 2014
	Type of financial instrument	Fair value(*)		Valuation technique	Inputs
Level 2	Held-to-maturity financial assets	￦	5,625,150		Discount rate
Level 3	Loans		178,987,381	Discounted cash flow	Discount rate, credit spread, prepayment rate
	Other financial assets		2,124,625		Discount rate

		￦	186,737,156

Level 2	Debt securities issued	￦	14,317,603		Discount rate
Level 3	Deposits		109,262,091		Discount rate
	Borrowings		6,269,087	Discounted cash flow	Discount rate
	Debt securities issued		2,669,962		Discount rate, regression coefficient, correlations
	Other financial liabilities		8,160,873		Discount rate

		￦	140,679,616

(*)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

(c)	Deferred day one gain or loss for the year ended December 31, 2015 and for the year ended December 31, 2014 were as follows:

	2015
Type of financial instrument	Beginning balance		Deferred	Amortization	Ending balance
Financial liabilities designated at fair value through profit or loss	￦	(64)	(8)	33	(39)
Equity swap liabilities		63	—	(25)	38

	2014
Type of financial instrument	Beginning balance		Deferred	Amortization	Ending balance
Financial liabilities designated at fair value through profit or loss	￦	—	(94)	30	(64)
Equity swap liabilities		—	88	(25)	63

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(d)	Classification by category of financial instruments

Financial assets and liabilities were measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs were measured in accordance with the Bank’s valuation methodologies, which were described in Note 3.

The carrying amounts of each category of financial instruments as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Held-to- maturity financial assets	Loans and receivables	Derivatives held for hedging	Total
Assets
Due from banks	￦	—	—	—	11,311,995	—	11,311,995
Trading assets		6,750,765	—	—	—	—	6,750,765
Derivatives		1,555,237	—	—	—	52,722	1,607,959
Loans		—	—	—	199,388,908	—	199,388,908
Available-for-sale financial assets		—	23,938,962	—	—	—	23,938,962
Held-to-maturity financial assets		—	—	9,733,551	—	—	9,733,551
Other financial assets		—	—	—	9,412,474	—	9,412,474

	￦	8,306,002	23,938,962	9,733,551	220,113,377	52,722	262,144,614

	December 31, 2015
	Trading liabilities		Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities
Financial liabilities designated at fair value through profit or loss	￦	—	13,509	—	—	13,509
Deposits		—	—	198,272,132	—	198,272,132
Trading liabilities		463,766	—	—	—	463,766
Derivatives		1,445,770	—	—	123,561	1,569,331
Borrowings		—	—	12,875,098	—	12,875,098
Debt securities issued		—	—	19,884,611	—	19,884,611
Other financial liabilities		—	—	14,921,980	—	14,921,980

	￦	1,909,536	13,509	245,953,821	123,561	248,000,427

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(d)	Classification by category of financial instruments (continued)

	December 31, 2014
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Held-to- maturity financial assets	Loans and receivables	Derivatives held for hedging	Total
Assets
Due from banks	￦	—	—	—	10,109,569	—	10,109,569
Trading assets		5,912,990	—	—	—	—	5,912,990
Derivatives		1,193,255	—	—	—	116,854	1,310,109
Loans		—	—	—	179,892,271	—	179,892,271
Available-for-sale financial assets		—	21,937,911	—	—	—	21,937,911
Held-to-maturity financial assets		—	—	7,747,368	—	—	7,747,368
Other financial assets		—	—	—	7,887,366	—	7,887,366

	￦	7,106,245	21,937,911	7,747,368	197,889,206	116,854	234,797,584

	December 31, 2014
	Trading liabilities		Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities
Financial liabilities designated at fair value through profit or loss	￦	—	6,139	—	—	6,139
Deposits		—	—	176,589,262	—	176,589,262
Trading liabilities		428,936	—	—	—	428,936
Derivatives		1,135,114	—	—	47,616	1,182,730
Borrowings		—	—	12,894,846	—	12,894,846
Debt securities issued		—	—	16,571,408	—	16,571,408
Other financial liabilities		—	—	13,337,677	—	13,337,677

	￦	1,564,050	6,139	219,393,193	47,616	221,010,998

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(e)	Financial instruments income and costs by category for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Interest income (expense)		Fees and commission income (expense)	Impairment loss	Others	Total	Other Comprehensive income
Trading assets	￦	87,607	5,855	—	149,871	243,333	—
Available-for-sale financial assets		443,945	—	(206,570)	564,147	801,522	(311,644)
Held-to-maturity financial assets		308,455	—	—	—	308,455	—
Loans and receivables		6,312,413	144,648	(591,988)	88,812	5,953,885	—
Trading liabilities		—	(6)	—	—	(6)	—
Financial liabilities designated at fair value through profit or loss		—	—	—	(16)	(16)	—
Financial liabilities measured at amortized cost		(3,281,172)	(5)	—	141,029	(3,140,148)	—
Net derivatives held for hedging		—	—	—	(141,138)	(141,138)	—

	￦	3,871,248	150,492	(798,558)	802,705	4,025,887	(311,644)

	2014
	Interest income (expense)		Fees and commission income (expense)	Impairment loss	Others	Total	Other Comprehensive loss
Trading assets	￦	122,692	4,408	—	26,636	153,736	—
Available-for-sale financial assets		554,441	—	(220,286)	522,398	856,553	67,241
Held-to-maturity financial assets		324,820	—	—	—	324,820	—
Loans and receivables		7,019,328	123,833	(419,933)	26,356	6,749,584	—
Trading liabilities		—	(10)	—	—	(10)	—
Financial liabilities designated at fair value through profit or loss		—	—	—	34	34	—
Financial liabilities measured at amortized cost		(3,924,613)	(8)	—	(153,772)	(4,078,393)	—
Net derivatives held for hedging		—	—	—	164,939	164,939	—

	￦	4,096,668	128,223	(640,219)	586,591	4,171,263	67,241

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

4.	Financial risk management (continued)

4-5.	Capital risk management

Capital regulations applicable to banks were adopted in 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk. Building upon the initial Basel Capital Accord of 1988, capital regulations were developed to reflect additional risks as well. For the purpose of improving risk management and increasing capital adequacy of banks, capital adequacy standards based on the new Basel Capital Accord (Basel III) was implemented by the Financial Services Commission regulations beginning in December 2014. Under these regulations, all domestic banks including the Bank were required to maintain a capital adequacy ratio of 8% and report whether the Bank meet the capital adequacy ratio to the Financial Services Commission.

Under the Banking Act, the capital of a bank is divided into two categories.

(a)	Tier 1 capital (Common equity Tier 1 capital + Additional Tier 1 capital)

i) Common equity Tier 1 capital: Common equity Tier 1 capital consists of capital stock, capital surplus, retained earnings (excluding regulatory reserve for loan loss), accumulated other comprehensive income and other disclosed reserves, and non-controlling interests that meet certain criteria.

ii) Additional Tier 1 capital: Additional Tier 1 capital consists of equity instrument that meet certain criteria for perpetual nature of the equity instrument, any related capital surplus, instruments issued by consolidated subsidiaries of the Group and held by third parties that meet certain criteria.

(b)	Tier 2 capital (Supplementary capital)

Tier 2 capital consists of instruments that meet certain criteria for loss absorption in case of liquidation, any related capital surplus, and instruments issued by consolidated subsidiaries of the Group and held by third parties that meet certain criteria.

The capital adequacy ratio of the Bank is calculated by ratios of Tier 1 and Tier 2 capital (less any capital deductions) to risk-weighted assets. Pursuant to Basel III, operational risk, such as inadequate procedures, loss risk by employees, internal systems, occurrence of unexpected events, as well as credit risk and market risk, is taken into account in calculating the risk-weighted assets.

The Bank evaluates and manages the capital adequacy ratio pursuant to internally developed standards. It means that the Bank assesses whether the level on ratio of available capital to economic capital is sufficient, or not. Economic capital is totalled taking into account in type of the risk (credit, market, operation, interest rate, liquidity, and concentration).

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-5.	Capital risk management (continued)

Details of capital categories and the capital adequacy ratio of the Bank as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Capital:
Common equity Tier 1 capital	￦	17,300,304	16,999,542
Additional Tier 1 capital		805,738	1,102,256

Tier 1 capital		18,106,042	18,101,798
Tier 2 capital		3,240,599	2,845,616

	￦	21,346,641	20,947,414

Total risk-weighted assets	￦	145,477,989	135,714,810

Capital adequacy ratio:
Common equity Tier 1 capital ratio		11.89%	12.53%
Tier 1 capital ratio		12.44%	13.34%
Tier 2 total capital ratio		2.23%	2.10%

		14.67%	15.43%

The Bank maintains the total capital ratio of 8.0% or above, Tier 1 capital ratio of 6.0% or above and common equity capital ratio of 4.5% or above as described in the above table.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-6.	The transaction as a transfer of financial instrument

(a)	Transfers financial assets that are not derecognized

i)	Bonds sold under repurchase agreements as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Transferred asset:
Available-for-sale financial assets	￦	134,939	128,333
Held-to-maturity financial assets		349,528	347,181

	￦	484,467	475,514

Associated liabilities:
Bonds sold under repurchase agreements	￦	366,912	346,726

ii)	Securities loaned as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014	Lender
Government bonds	￦	29,788	345,020	Korea Securities Finance Corp.
Financial institutions bonds		130,019	140,239	Korea Securities Finance Corp., Korea Securities Depository

	￦	159,807	485,259

(b)	Qualify for derecognition and continuing involvement in financial assets.

There are no financial assets that meets the conditions of derecognition and in which the Bank has continuing involvement as of December 31, 2015 and 2014.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-7.	Offsetting financial assets and financial liabilities

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Gross amounts of recognized financial assets and liabilities		Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets(*1)	￦	1,605,684	—	1,605,684	6,182,907	—	887,440
Other financial assets(*1)		5,464,663	—	5,464,663
Bonds sold under repurchase agreements related collateral of securities(*2)		484,467	—	484,467	366,912	—	117,555
Bonds purchased under resale agreement (Loans)(*2)		5,028,080	—	5,028,080	5,028,080	—	—
Securities lent(*2)		159,807	—	159,807	159,807	—	—
Domestic exchange settlements receivables (*3)		27,204,105	24,896,522	2,307,583	—	—	2,307,583
Receivables from disposal of securities(*4)		2,117	523	1,594	—	—	1,594

	￦	39,948,923	24,897,045	15,051,878	11,737,706	—	3,314,172

Financial liabilities
Derivative liabilities(*1)	￦	1,566,725	—	1,566,725	6,205,671	—	506,168
Other financial liabilities (*1)		5,145,114	—	5,145,114
Bonds sold under repurchase agreements (Borrowings)(*2)		366,912	—	366,912	366,912	—	—
Securities sold		10,161	—	10,161	10,161	—	—
Domestic exchange settlement payables (*3)		27,024,454	24,896,522	2,127,932	2,127,932	—	—
Payable from purchase of securities(*4)		575	523	52	47	—	5

	￦	34,113,941	24,897,045	9,216,896	8,710,723	—	506,173

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

4.	Financial risk management (continued)

4-7.	Offsetting financial assets and financial liabilities (continued)

	December 31, 2014
	Gross amounts of recognized financial assets and liabilities		Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets(*1)	￦	1,309,728	—	1,309,728	4,628,608	21,696	727,015
Other financial assets(*1)		4,067,591	—	4,067,591
Bonds sold under repurchase agreements related collateral of securities(*2)		475,514	—	475,514	346,726	—	128,788
Bonds purchased under resale agreement (Loans)(*2)		2,329,132	—	2,329,132	2,329,132	—	—
Securities lent(*2)		485,259	—	485,259	485,259	—	—
Domestic exchange settlements receivables (*3)		24,467,356	22,400,331	2,067,025	—	—	2,067,025
Receivables from disposal of securities(*4)		4,649	316	4,333	4,333	—	—

	￦	33,139,229	22,400,647	10,738,582	7,794,058	21,696	2,922,828

Financial liabilities
Derivative liabilities(*1)	￦	1,174,494	—	1,174,494	4,597,194	—	310,620
Other financial liabilities (*1)		3,733,320	—	3,733,320
Bonds sold under repurchase agreements (Borrowings)(*2)		346,726	—	346,726	346,726	—	—
Domestic exchange settlement payables (*3)		23,830,081	22,400,331	1,429,750	1,429,750	—	—
Payable from purchase of securities(*4)		552	316	236	236	—	—

	￦	29,085,173	22,400,647	6,684,526	6,373,906	—	310,620

(*1)	The Bank has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off.
(*2)	Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.
(*3)	The Bank has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the separate statements of financial position.
(*4)	Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the separate statement of financial position because the Bank currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of ‘central counterparty (CCP) system’ is included in the amount.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

5.	Significant estimates and judgments

The preparation of separate financial statements requires the application of certain critical estimates and judgments relative to the future. Management’s estimated outcomes may differ from actual outcomes. The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a)	Income taxes

The Bank is subject to tax laws from various countries. In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes. The Bank has recognized current and deferred taxes that reflect tax consequence based on the best estimates in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b)	Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Bank determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c)	Allowances for loan losses, guarantees and unused loan commitments

The Bank determines and recognizes allowances for losses on loans through impairment testing and recognizes a provision for guarantees and unused loan commitments. The accuracy of provisions of credit losses is determined by the methodology and assumptions used for expected cash flows for individually assessed allowances and collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

5.	Significant estimate and judgment (continued)

(d)	Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income. Other significant assumptions related to defined benefit obligations are based on current market situations.

(e)	Impairment of available-for-sale equity investments

When there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Bank considers the decline in the fair value of more than 30% against the original cost as “significant decline” and the status when the market price for marketable equity less than the carrying amounts of instruments for a six consecutive months as a “prolonged decline”.

SHINHAN BANK

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

6.	Cash and due from banks

(a)	Cash and due from banks as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Cash	￦	1,823,134	2,417,685
Deposits in won:
Reserve deposits		7,794,542	5,668,726
Others		1,850,250	2,990,408

		9,644,792	8,659,134

Deposits in foreign currency:
Deposits		1,631,492	1,432,948
Time deposits		25,145	16,488
Others		11,199	2,033

		1,667,836	1,451,469

Allowance for impairment		(633)	(1,034)

	￦	13,135,129	12,527,254

(b)	Restricted due from banks as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Deposits in won:
Reserve deposits	￦	7,794,542	5,668,726
Others		1,850,250	2,790,251

		9,644,792	8,458,977

Deposits in foreign currency:
Deposits		1,477,059	350,121
Time deposits		17,580	16,488
Others		687	1,230

		1,495,326	367,839

	￦	11,140,118	8,826,816

SHINHAN BANK

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

7.	Trading assets

Trading assets as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Debt securities:
Government bonds	￦	582,538	—
Financial institutions bonds		250,225	—
Corporate bonds		40,332	—
Bills bought		3,139,887	3,257,984
CMA		1,881,859	1,474,776

		5,894,841	4,732,760

Equity securities:
Stocks		6,427	4,625
Beneficiary certificates		700,277	951,049

		706,704	955,674

Other:
Gold/silver deposits		149,220	224,556

	￦	6,750,765	5,912,990

SHINHAN BANK

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

8.	Derivatives

(a)	The notional amounts of derivatives as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Foreign currency related
Over the counter:
Currency forwards	￦	47,310,574	29,425,029
Currency swaps		19,384,776	14,267,372
Currency options		2,420,036	737,258

		69,115,386	44,429,659
Exchange traded:
Currency futures		67,976	87,936

		69,183,362	44,517,595

Interest rates related
Over the counter:
Interest rate swaps		38,832,908	46,394,752
Interest rate options		1,266,000	1,846,000

		40,098,908	48,240,752
Exchange traded:
Interest rate futures		600,539	—
Interest rate swaps(*)		14,573,000	3,664,800

		15,173,539	3,664,800

		55,272,447	51,905,552

Equity related
Over the counter:
Equity swaps		13,871	6,338
Equity options		397,786	719,064

		411,657	725,402
Exchange traded:
Equity futures		18,394	6,466

		430,051	731,868

Commodity related
Over the counter:
Commodity swaps and forwards		258,621	167,448
Hedge
Fair value hedge:
Interest rate swaps		6,874,755	8,046,680

	￦	132,019,236	105,369,143

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ System.

SHINHAN BANK

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

8.	Derivatives (continued)

(b)	Fair values of derivative instruments as of December 31, 2015 and 2014 were as follows:

	December 31, 2015			December 31, 2014
	Assets		Liabilities	Assets	Liabilities
Foreign currency
Over the counter:
Currency forwards	￦	722,191	505,281	439,272	409,844
Currency swaps		395,764	534,129	248,298	270,522
Currency options		17,713	10,652	3,819	5,048

		1,135,668	1,050,062	691,389	685,414

Interest rates
Over the counter:		405,730	371,981	483,818	422,738
Interest rate swaps		9,951	11,931	9,395	16,615
Interest rate options		415,681	383,912	493,213	439,353

		405,730	371,981	483,818	422,738

Equity related
Over the counter:
Equity swaps		4	109	—	35
Equity options		3,882	2,540	6,787	8,212

		3,886	2,649	6,787	8,247

Commodity
Over the counter:
Commodity swaps and forwards		2	9,147	1,866	2,100
Hedge
Fair value hedge:
Interest rate swaps		52,722	123,561	116,854	47,616

	￦	1,607,959	1,569,331	1,310,109	1,182,730

SHINHAN BANK

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

8.	Derivatives (continued)

(c)	Net gain (loss) on valuation of derivatives for the years ended December 31, 2015 and 2014 were as follows:

	2015			2014
	Gain		Loss	Gain	Loss
Foreign currency
Over the counter:
Currency forwards	￦	654,382	490,578	402,290	366,507
Currency swaps		355,696	487,159	213,101	281,936
Currency options		16,928	4,775	3,821	3,259

		1,027,006	982,512	619,212	651,702

Interest rates
Over the counter:
Interest rate swaps		139,716	146,737	317,216	348,893
Interest rate options		3,834	3,776	5,368	6,788

		143,550	150,513	322,584	355,681

Equity related
Over the counter:
Equity swaps		8	81	—	25
Equity options		1,289	904	4,129	5,308

		1,297	985	4,129	5,333

Commodity
Over the counter:
Commodity swaps and forwards		2	9,147	1,866	2,100
Hedge
Fair value hedge:
Interest rate swaps		18,515	139,175	210,564	59,630

	￦	1,190,370	1,282,332	1,158,355	1,074,446

SHINHAN BANK

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

8.	Derivatives (continued)

(d)	Gain or loss on fair value hedges for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Hedged items	￦	139,737	(158,222)
Hedging instruments		(141,138)	164,939

	￦	(1,401)	6,717

9.	Loans

(a)	Details of loans as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Household loans	￦	88,085,947	78,578,683
Corporate loans		105,950,060	95,794,793
Public and others		2,129,768	2,092,730
Loans to banks		4,181,274	4,529,541

		200,347,049	180,995,747
Deferred loan origination costs and fees		343,801	269,128

		200,690,850	181,264,875
Allowance for impairment		(1,301,942)	(1,372,604)

		￦199,388,908	179,892,271

SHINHAN BANK

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

9.	Loans (continued)

(b)	Changes in allowance for impairment for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Due from banks		Loans
			Household	Corporate	Others	Other assets	Total
Beginning balance	￦	1,034	208,866	1,148,000	15,738	61,519	1,435,157
Provision for (reversal of) allowance		(401)	104,444	489,881	703	(2,639)	591,988
Write-offs		—	(113,622)	(559,413)	(66)	(293)	(673,394)
Effect of discounting		—	—	(26,168)	—	—	(26,168)
Allowance related to loans transferred		—	(3,878)	(51,381)	(1,911)	—	(57,170)
Recoveries		—	23,854	61,446	84	409	85,793
Others(*)		—	—	5,365	—	(17,783)	(12,418)

Ending balance	￦	633	219,664	1,067,730	14,548	41,213	1,343,788

	2014
	Due from banks		Loans
			Household	Corporate	Others	Other assets	Total
Beginning balance	￦	1,029	192,327	1,234,747	15,166	58,856	1,502,125
Provision for (reversal of) allowance		5	144,837	275,990	(9,981)	9,082	419,933
Write-offs		—	(139,468)	(373,121)	(206)	(6,476)	(519,271)
Effect of discounting		—	—	(34,702)	—	—	(34,702)
Allowance related to loans transferred		—	(4,987)	(25,884)	(4)	—	(30,875)
Recoveries		—	16,157	148,650	10,763	344	175,914
Others(*)		—	—	(77,680)	—	(287)	(77,967)

Ending balance	￦	1,034	208,866	1,148,000	15,738	61,519	1,435,157

(*)	Other changes were due to debt restructuring, debt-equity swap, foreign exchange rate, etc.

SHINHAN BANK

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won,)

9.	Loans (continued)

(c)	Changes in deferred loan origination costs for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Beginning balance	￦	269,128	253,602
Increase		234,469	201,114
Decrease		(159,786)	(185,588)

Ending balance	￦	343,801	269,128

10.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Details of available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Available-for-sale financial assets:
Debt securities:
Government bonds	￦	2,352,475	2,287,224
Financial institutions bonds		12,816,603	9,798,305
Corporate bonds and others		5,970,622	7,128,758

		21,139,700	19,214,287

Equity securities(*):
Stocks		1,243,787	1,402,614
Equity investments		298,380	376,540
Beneficiary certificates		1,220,764	872,713
Others		36,331	71,757

		2,799,262	2,723,624

	￦	23,938,962	21,937,911

Held-to-maturity financial assets:
Debt securities:
Government bonds	￦	5,638,796	5,092,893
Financial institutions bonds		351,420	410,323
Corporate bonds and others		3,743,335	2,244,152

	￦	9,733,551	7,747,368

(*)	Equity securities with no quoted market prices in active markets and of which the fair value cannot be measured reliably were recorded at cost of ￦23,902 million, ￦22,732 million as of December 31, 2015 and 2014, respectively.

SHINHAN BANK

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won, )

10.	Available-for-sale financial assets and held-to-maturity financial assets (continued)

(b)	Gains and losses on sale of available-for-sale financial assets for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Gain on sale of available-for-sale financial assets	￦	447,445	441,587
Loss on sale of available-for-sale financial assets		(29,553)	(8,018)

	￦	417,892	433,569

11.	Property and equipment

(a)	Details of property and equipment as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	1,124,936	—	1,124,936
Buildings		788,701	(163,362)	625,339
Others		1,256,986	(1,065,467)	191,519

	￦	3,170,623	(1,228,829)	1,941,794

	December 31, 2014
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	1,154,431	—	1,154,431
Buildings		781,880	(137,098)	644,782
Others		1,282,338	(1,077,967)	204,371

	￦	3,218,649	(1,215,065)	2,003,584

(b)	Changes in property and equipment for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Land		Buildings	Others	Total
Beginning balance	￦	1,154,431	644,782	204,371	2,003,584
Acquisitions(*1,2)		1	15,021	78,538	93,560
Disposals and write-off(*1,3)		(934)	(874)	(3,808)	(5,616)
Depreciation		—	(31,236)	(89,309)	(120,545)
Amounts transferred to investment property		(28,562)	(2,354)	—	(30,916)
Effects of foreign currency movements		—	—	1,727	1,727

Ending balance	￦	1,124,936	625,339	191,519	1,941,794

(*1)	￦3,255 million transferred from construction-in progress was included.
(*2)	￦3,456 million of provision for the asset retirement related to newly acquired assets was included.
(*3)	￦543 million of loss on write-off was included.

SHINHAN BANK

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won,)

11.	Property and equipment (continued)

(b)	Changes in property and equipment for the years ended December 31, 2015 and 2014 were as follows:

	2014
	Land		Buildings	Others	Total
Beginning balance	￦	1,260,731	687,456	216,917	2,165,104
Acquisitions(*1,2)		57	25,907	101,881	127,845
Disposals and write-off(*1,3)		(48)	—	(21,493)	(21,541)
Depreciation		—	(30,272)	(93,331)	(123,603)
Amounts transferred to investment property		(109,199)	(38,615)	—	(147,814)
Amounts transferred from non-current assets held for sale		2,890	306	—	3,196
Effects of foreign currency movements		—	—	397	397

Ending balance	￦	1,154,431	644,782	204,371	2,003,584

(*1)	￦4,054 million transferred from construction-in progress was included.
(*2)	￦3,897 million of provision for the asset retirement related to newly acquired assets was included.
(*3)	￦1,520 million of loss on write-off was included.

(c)	Insured assets and liability insurances as of December 31, 2015 were as follows:

Type of insurance	Insured assets	Amount covered		Insurance company
Comprehensive insurance for financial institutions	Cash	￦	20,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Property insurance	Buildings & properties for business purpose		1,031,824	Samsung Fire & Marine Insurance Co., Ltd., etc.
Theft insurance	Cash & securities		55,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	—		50,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for gas accident	—		500	Meritz Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for personal information protection	—		10,000	Hyundai Marine & Fire Insurance Co., Ltd., etc.

		￦	1,167,324

(*)	Besides the insurances listed above, the Bank also maintained automobile liability insurance, medical insurance for employees, and casualty insurance protecting property and employees.

SHINHAN BANK

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won,)

12.	Intangible assets

Changes in intangible assets for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Software		Development cost	Memberships	Others	Total
Beginning balance	￦	36,977	13,372	46,642	63,721	160,712
Acquisitions(*1)		46,252	26,324	374	81,276	154,226
Disposals(*2)		—	—	(827)	(101)	(928)
Amortization(*3)		(22,548)	(10,089)	—	(40,489)	(73,126)
Effects of foreign currency movements		—	—	15	—	15

Ending balance	￦	60,681	29,607	46,204	104,407	240,899

(*1)	￦59,810 million among acquisition cost of other intangible assets was accounted as accounts payable.
(*2)	￦101 million of loss on write-off was included.
(*3)	￦39,554 million among amortization cost of other intangible assets was included in other operating expenses.

	2014
	Software		Development cost	Memberships	Others	Total
Beginning balance	￦	40,698	22,922	46,113	95,380	205,113
Acquisitions		10,954	1,430	3,936	9,970	26,290
Disposals		—	—	(2,861)	—	(2,861)
Impairment(*)		—	—	(547)	—	(547)
Amortization		(14,675)	(10,980)	—	(41,629)	(67,284)
Effects of foreign currency movements		—	—	1	—	1

Ending balance		W 36,977	13,372	46,642	63,721	160,712

(*)	Memberships are intangible assets with indefinite useful lives, which consist of golf and resort memberships. The Bank recognizes an impairment loss when the carrying amount is less than the quoted price in the relevant markets

SHINHAN BANK

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won,)

13.	Investments in subsidiaries and associates

(a)	Investments in subsidiaries and associates as of December 31, 2015 and 2014 were as follows:

Investees	Country	Industry sector
Shinhan Asia	Hong Kong	Merchant Banking
Shinhan America	U.S.A	Banking
Shinhan Europe	Germany	Banking
Shinhan Khmer	Cambodia	Banking
Shinhan Kazakhstan	Kazakhstan	Banking
Shinhan Canada	Canada	Banking
Shinhan Bank China Ltd.	China	Banking
Shinhan Japan	Japan	Banking
Shinhan Vietnam	Vietnam	Banking
SHB MULTIPLE MEXICO	Mexico	Banking
BANK METRO EXPRESS	Indonesia	Banking
PT Centratama Nasional Bank	Indonesia	Banking
Aju Capital Co., Ltd.(*2)	Korea	Lease and Installment
Cardif Life Insurance(*3)	Korea	Insurance
UAMCO., Ltd.(*1)	Korea	Other
Pohang TechnoPark 2PFV(*2)	Korea	Other
Daewontos Co., Ltd.(*4)	Korea	Other
Inhee Co., Ltd.(*4)	Korea	Other
Daegy Electrical Construction., Ltd.(*4)	Korea	Other
Kukdong Engineering & Construction Co., Ltd.(*2,4,5)	Korea	Other
YEONWOONG SYSTEM(*4)	Korea	Other
DOODOO LOGITECH(*4)	Korea	Other
Neoplux Co., Ltd.	Korea	Investment
EQP Global Energy Infrastructure Private	Korea	Investment
PSA 1st Fintech Private Equity Fund	Korea	Investment
JAEYOUNG SOLUTEC CO.,LTD.(*6)	Korea	Other
Partners 4th Growth Investment Fund	Korea	Investment

SHINHAN BANK

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

13.	Investments in subsidiaries and associates (continued)

(b)	Ownership percentage and book value of investments in subsidiaries and associates as of December 31, 2015 and 2014 were as follows:

	Ownership (%)		Book value
Investees	December 31, 2015	December 31, 2014	December 31, 2015		December 31, 2014
Shinhan Asia	99.99	99.99		161,293	161,293
Shinhan America	100.00	100.00		136,419	136,419
Shinhan Europe	100.00	100.00		78,606	78,606
Shinhan Khmer	90.00	90.00		22,212	22,212
Shinhan Kazakhstan	100.00	100.00		77,913	77,913
Shinhan Canada	100.00	100.00		52,701	52,701
Shinhan Bank China Ltd.	100.00	100.00		355,443	355,443
Shinhan Japan	100.00	100.00		359,745	359,745
Shinhan Vietnam	100.00	100.00		330,654	330,654
SHB MULTIPLE MEXICO	100.00	—		46,496	—
BANK METRO EXPRESS	97.76	—		123,691	—
PT Centratama Nasional Bank	75.00	—		30,782	—
Aju Capital Co., Ltd.(*2)	12.85	12.85		29,654	29,654
Cardif Life Insurance(*3)	14.99	14.99		42,203	42,203
UAMCO., Ltd.(*1)	17.50	17.50		84,792	84,792
Pohang TechnoPark 2PFV(*2)	14.90	14.90		2,884	2,884
Daewontos Co., Ltd.(*4)	36.33	36.33		—	—
Inhee Co., Ltd.(*4)	15.36	15.36		—	—
Daegy Electrical Construction., Ltd.(*4)	27.45	27.45		—	—
Kukdong Engineering & Construction Co., Ltd.(*2,4,5)	14.30	14.30		—	9,092
YEONWOONG SYSTEM(*4)	21.77	—		—	—
DOODOO LOGITECH(*4)	27.96	—		—	—
Neoplux Co., Ltd.	33.33	—		2,000	—
EQP Global Energy Infrastructure Private	22.64	—		174	—
PSA 1st Fintech Private Equity Fund	20.00	—		2,000	—
JAEYOUNG SOLUTEC CO.,LTD.(*6)	11.90	—		2,014	—
Partners 4th Growth Investment Fund	25.00	—		1,800	—

			￦	1,943,476	1,743,611

(*1)	Significant influence is presumed to exist because UAMCO., Ltd. is classified as an affiliated company by the Banking Act since the Bank holds more than 15% of the voting power of UAMCO., Ltd..
(*2)	Although the ownership interests in Aju Capital Co., Ltd., Pohang TechnoPark 2PFV and Kukdong Engineering & Construction Co., Ltd. were less than 15%, the Bank used the equity method of accounting as the Bank has significant influence on electing board members who are able to influence the entities’ financial and operating policy decisions.
(*3)	Although the ownership interest in Cardif Life Insurance Co., Ltd. was less than 15%, the Bank used the equity method of accounting as the Bank has significant influence through substantive operating transactions.
(*4)	The Bank previously acquired the shares of Daewontos Co., Ltd., Inhee Co., Ltd., Daegy Electrical Construction., Ltd., Kukdong Engineering & Construction Co., Ltd., YEONWOONG SYSTEM and DOODOO LOGITECH by debt-equity swap as a part of reorganization procedures where the Bank’s voting right is restricted. As the reorganization procedures Daewontos Co., Ltd., Inhee Co., Ltd., Daegy Electrical Construction., Ltd., Kukdong Engineering & Construction Co., Ltd., YEONWOONG SYSTEM and DOODOO LOGITECH were completed and voting rights were restored before 2014 and during 2015, they were reclassified as investments in associates.

SHINHAN BANK

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

13.	Investments in subsidiaries and associates (continued)

(*5)	The Bank recognized an impairment loss of ￦9,092 million related to Kukdong Engineering & Construction Co., Ltd. for the year ended December 31, 2015.
(*6)	Although the ownership interests in JAEYOUNG SOLUTEC CO., LTD. was less than 15%, the Bank used the equity method of accounting because the Bank is the host of council on sale of stock, who are able to have a prior discussion about main policies.

14.	Investment properties

(a)	Investment properties as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	572,069	—	572,069
Buildings		230,920	(37,587)	193,333

	￦	802,989	(37,587)	765,402

	December 31, 2014
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	546,086	—	546,086
Buildings		224,510	(32,189)	192,321

	￦	770,596	(32,189)	738,407

(b)	The fair value of investment properties as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Investment properties	￦	835,956	792,510

(*)	Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly fair value of investment properties is classified as level 3.

(c)	Income and expenses on investment properties for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Rental income	￦	24,386	25,149
Direct operating expenses for investment properties that generate rental income		5,770	5,989

SHINHAN BANK

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

15.	Other assets

Other assets as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Unsettled trades and accounts receivable	￦	5,352,934	3,970,383
Domestic exchange settlement receivables		2,307,584	2,067,025
Guarantee deposits		1,077,594	1,170,140
Accrued income		676,836	706,105
Prepaid expense		67,573	90,629
Suspense payments		47,846	64,385
Sundry assets		91,566	105,498
Others		34	32
Present value discount		(41,830)	(61,451)
Allowance for impairment		(41,213)	(61,519)

	￦	9,538,924	8,051,227

16.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Securities(*1):
Available-for-sale financial assets	￦	576,180	597,093
Held-to-maturity financial assets		5,920,287	5,188,372

		6,496,467	5,785,465
Real estate(*2)		3,905	4,762

	￦	6,500,372	5,790,227

(*1)	The carrying amounts of assets pledged as collateral that the transferees had the right to sell or repledge regardless of the Bank’s default as of December 31, 2015 and 2014 were ￦605,955 million, ￦493,104 million, respectively.
(*2)	The amounts were based on the notification amount of pledge.

(b)	The fair value of collateral held that the Bank has the right to sell or repledge regardless of pledger’s default as of December 31, 2015 and 2014 were as follows:

	December 31, 2015			December 31, 2014
	Collateral held		Collateral sold or repledged	Collateral held	Collateral sold or repledged
Securities	￦	5,285,701	—	2,432,109	—

SHINHAN BANK

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

17.	Financial liabilities designated at fair value through profit or loss

(a)	Financial liabilities designated at fair value through profit or loss as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Deposits(*1,2,3)	￦	13,509	6,139

(*1)	The Bank has designated compound financial instruments involved the embedded derivatives at fair value through profit or loss in accordance with K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’.
(*2)	The carrying value of financial liabilities designated fair value through profit or loss was estimated by using valuation model adopted by the Bank.
(*3)	The Bank did not recognize profit or loss related to its own credit risk adjustment for the year ended December 31, 2015.

(b)	Contractual amount due at maturity and carrying values of financial liabilities designated at fair value through profit or loss as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Contractual amount due at maturity		Carrying value	Difference
Deposits	￦	13,607	13,509	98

	December 31, 2014
	Contractual amount due at maturity		Carrying value	Difference
Deposits	￦	6,171	6,139	32

(c)	Gain or Loss (excluding interest income and expense) on financial liabilities designated at fair value through profit or loss for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Deposits:
Gain on valuation	￦	95	32
Gain or loss on transaction		(111)	2

	￦	(16)	34

SHINHAN BANK

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

18.	Deposits

Deposits as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Demand deposits:
Korean won	￦	74,325,052	62,012,907
Foreign currency		5,165,375	3,787,185

		79,490,427	65,800,092

Time deposits:
Korean won		106,417,821	101,259,139
Foreign currency		2,979,715	2,682,972
Gain on fair value hedge		(17,954)	15,352

		109,379,582	103,957,463

Negotiable certificates of deposits		4,072,668	1,872,852
Note discount deposits		3,018,551	3,241,082
CMA		2,280,816	1,682,610
Others		30,088	35,163

	￦	198,272,132	176,589,262

19.	Trading liabilities

Trading liabilities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015			December 31, 2014
	Interest rate (%)	Amount		Interest rate (%)	Amount
Gold/silver deposits	—	￦	453,605	—	￦	428,936
Securities borrowed	2.25%		10,161	—		—

		￦	463,766		￦	428,936

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

20.	Borrowings

Borrowings as of December 31, 2015 and 2014 were as follows:

	December 31, 2015			December 31, 2014
	Interest rate (%)	Amount		Interest rate (%)	Amount
Call money:
Korean won	—	￦	—	1.83~1.98	￦	1,436,900
Foreign currency	0.32~7.00		92,458	0.10~9.00		188,428

			92,458			1,625,328

Bill sold	0.75~2.00		24,245	1.40~2.50		31,059
Bonds sold under repurchase agreements:
Korean won	1.00~1.58		8,110	1.62		6,121
Foreign currency	0.69~3.49		358,802	0.50~3.28		340,605

			366,912			346,726

Borrowings in won:
Borrowings from Bank of Korea	0.50~0.75		1,963,472	0.50~1.00		1,366,192
Others	0.00~4.35		3,707,921	0.00~5.05		3,249,709

			5,671,393			4,615,901

Borrowings in foreign currency:
Overdraft due to banks	0.00~0.76		202,567	0.55~0.67		342,548
Borrowings from banks	0.27~7.95		4,099,635	0.44~8.85		2,601,308
Sub-lease	0.47~1.18		571,829	0.25~0.79		995,522
Others	0.53~0.80		1,775,933	0.48~0.68		2,260,779

			6,649,964			6,200,157

Due to Bank of Korea in foreign currency	0.10		71,810	0.10		77,179
Deferred origination costs			(1,684)			(1,504)

		￦	12,875,098		￦	12,894,846

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

21.	Debt securities issued

Debt securities issued as of December 31, 2015 and 2014 were as follows:

	December 31, 2015			December 31, 2014
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	￦	12,540,890	0.00~8.91	￦	9,630,890
Subordinated debt securities issued	2.72~5.10		3,500,808	3.41~5.10		2,901,239
Loss (gain) on fair value hedges			(52,579)			34,277
Discount on debt securities issued			(31,794)			(26,825)

			15,957,325			12,539,581

Debt securities issued in foreign currency: Currency:
Debt securities issued	0.32~4.38		3,912,108	0.32~4.50		3,997,657
Loss on fair value hedges			25,983			46,850
Discount on debt securities issued			(10,805)			(12,680)

			3,927,286			4,031,827

		￦	19,884,611		￦	16,571,408

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

22.	Liability for defined benefit obligation

(a)	Defined benefit plan assets and liabilities

The Bank provides a defined benefit plan for qualified employees. Plan assets are managed by trust companies, funds, and other similar companies that are subject to local regulations and each country’s business environment.

Defined benefit plan assets and liabilities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Present value of defined benefit obligation	￦	1,169,860	998,367
Fair value of plan assets		(1,018,940)	(753,648)

Recognized liabilities for defined benefit obligation	￦	150,920	244,719

(b)	Changes in the present value of defined benefit obligation for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Beginning balance	￦	998,367	736,685
Current service cost		119,116	99,555
Interest expense		38,023	35,250
Remeasurements(*)		58,822	158,265
Benefits paid by the plan		(46,699)	(33,760)
Others		2,231	2,372

Ending balance	￦	1,169,860	998,367

(*)	Remeasurements for the year ended December 31, 2015 consist of ￦20,653 million of actuarial gain arising from changes in demographic assumptions and ￦113,584 million of actuarial loss arising from changes in financial assumptions, ￦34,108 of loss arising experience adjustments.
(c)	Changes in the fair value of plan assets for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Beginning balance	￦	753,648	670,335
Interest income		30,297	33,383
Remeasurements		(13,269)	(15,755)
Contributions paid into the plan		290,800	93,000
Benefits paid by the plan		(42,536)	(27,315)

Ending balance	￦	1,018,940	753,648

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

22.	Liability for defined benefit obligation (continued)

(d)	The amount of major categories of the fair value of plan assets as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Deposits	￦	977,723	713,045
Others		41,217	40,603

	￦	1,018,940	753,648

(e)	Actuarial assumptions as of December 31, 2015 and 2014 were as follows:

	December 31, 2015	December 31, 2014	Descriptions
Discount rate	3.34%	4.02%	AA0 Corporate bond yields
Future salary increasing rate	2.92% + Upgrade rate	2.84% + Upgrade rate	Average for 5 years

(f)	Sensitivity analysis

Sensitivity analysis of the present value of defined benefit obligation as of December 31, 2015 and 2014 were as follows:

i) Discount rate

	December 31, 2015		December 31, 2014
Present value	￦	1,169,860	998,367
Present value when the factor rises by 100 basis points		1,053,886	875,969
Present value when the factor falls by 100 basis points		1,305,730	1,145,240

ii)	Future salary increasing rate

	December 31, 2015		December 31, 2014
Present value	￦	1,169,860	998,367
Present value when the factor rises by 100 basis points		1,305,064	1,145,613
Present value when the factor falls by 100 basis points		1,052,292	873,520

(g)	The weighted average durations of the defined benefit obligation as of December 31, 2015 and 2014 were 13.24 and 16.33 years.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

23.	Provisions

(a) Changes in provisions for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Asset retirement		Litigation	Unused credit	Guarantee	Others	Total
Beginning balance	￦	29,096	22,230	71,888	132,810	54,712	310,736
Provision (reversal)		1,958	(3,382)	8,808	(21,978)	18,399	3,805
Provision used		(530)	—	—	—	(12,235)	(12,765)
Foreign exchange movements		—	728	215	3,729	(148)	4,524
Others(*)		3,410	—	—	(3,622)	—	(212)

Ending balance	￦	33,934	19,576	80,911	110,939	60,728	306,088

	2014
	Asset retirement		Litigation	Unused credit	Guarantee	Others	Total
Beginning balance	￦	25,364	94,735	80,312	111,475	59,893	371,779
Provision (reversal)		1,056	(26,178)	(9,404)	10,195	13,743	(10,588)
Provision used		(1,221)	(46,766)	—	—	(19,697)	(67,684)
Foreign exchange movements		—	439	980	2,077	773	4,269
Others(*)		3,897	—	—	9,063	—	12,960

Ending balance	￦	29,096	22,230	71,888	132,810	54,712	310,736

(*)	Other changes were due to originations and maturities of financial guarantees recognized initially at their fair value, effect of discount rate change and acquisition cost of new leased properties relating to asset retirement.

(b)	Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which were discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs were expected to incur at the end of the lease contract. Such costs were reasonably estimated using the average lease period and the average restoration expenses. The average lease period was calculated based on the past ten-year historical data of the expired leases. The average restoration expense was calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

24.	Other liabilities

Other liabilities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Accounts payable	￦	5,302,779	3,848,890
Borrowing from trust account		3,201,184	2,306,260
Accrued expenses		1,862,044	2,196,255
Account for agency business of Bank of Korea		1,311,763	2,226,742
Domestic exchange settlement payables		2,127,932	1,429,750
Account for agency business of other institutions		533,968	641,269
Securities deposit received		200,194	205,422
Foreign exchange remittances pending		204,937	223,390
Suspense payable		43,909	51,335
Unearned income		49,429	52,602
Withholding value-added tax and other taxes		67,201	91,204
Dividend payable		9,231	14,937
Sundry liabilities		79,982	20,824
Present value discount		(2,651)	(2,296)

	￦	14,991,902	13,306,584

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

25.	Equity

(a)	Equity as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Capital stock:
Common stock	￦	7,928,078	7,928,078

Other equity instruments:
Hybrid bonds		801,298	1,100,250

Capital surplus:
Share premium		398,080	398,080

Capital adjustments:
Stock options		1,363	(22)
Others		(30,703)	(821)

		(29,340)	(843)

Accumulated other comprehensive income:
Net change in fair value of available-for-sale financial assets		377,338	613,564
Foreign currency translation differences for foreign operations		(37,156)	(43,366)
Remeasurements of defined benefit obligations		(300,385)	(245,740)

		39,797	324,458

Retained earnings:
Legal reserve(*1)		1,375,731	1,232,400
Voluntary reserve(*2)		8,719,986	7,989,921
Other reserve(*3)		75,215	62,496
Retained earnings(*4)		1,159,235	1,337,017

		11,330,167	10,621,834

	￦	20,468,080	20,371,857

(*1)	According to the article 40 of the Banking Act, the Bank was required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to common stocks in connection with a free issue of shares.
(*2)	The amounts include a regulatory reserve for loan losses of ￦1,738,249 million and ￦1,695,516 million as of December 31, 2015 and 2014, respectively. The amounts include asset revaluation surplus of ￦355,898 million as of December 31, 2015 and 2014.
(*3)	Other reserve was established according to the oversea branch’s laws and may be used only to reduce overseas branch’s deficit.
(*4)	The amounts include provision for regulative reserve loan losses of ￦31,324 million and transfer loan losses ￦42,733 million as of December 31, 2015 and 2014, respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won, except for share data)

25.	Equity (continued)

(b)	Capital stock

Capital stock of the Bank as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Number of authorized shares		2,000,000,000 shares		2,000,000,000 shares
Par value per share in won	￦	5,000	￦	5,000
Number of issued shares outstanding		1,585,615,506 shares		1,585,615,506 shares

(c)	Hybrid bonds

Hybrid bonds as of December 31, 2015 and 2014 were as follows:

		Book value
Date of issue	Date of maturity	December 31, 2015		December 31, 2014	Interest rate (%)
Hybrid bonds issued in foreign currency:
March 2, 2005	March 2, 2035	￦	—	298,951	5.66
September 20, 2006	September 20, 2036		94,761	94,761	6.82
September 20, 2006	September 20, 2036		237,144	237,144	6.82

Hybrid bonds issued in won:
March 21, 2008	March 21, 2038		119,878	119,878	7. 30
March 25, 2008	March 25, 2038		49,947	49,948	7. 30
June 7, 2013	June 7, 2043		299,568	299,568	4.63

		￦	801,298	1,100,250

Dividends on hybrid bond holders		￦	57,158	96,293
Weighted average interest rate (%)6.72				6.24

The above hybrid bonds are subject to early redemption option after 5 years or 10 years from date of issuance, and the maturity can be extended under the same condition at the maturity date. In addition, if no dividend is paid for common shares, the agreed interest is also not paid.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

25.	Equity (continued)

(d)	Changes in accumulated other comprehensive income for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Net change in fair value of available-for- sale financial assets		Foreign currency translation differences for foreign operations	Defined benefit plan actuarial gain (loss)	Total
Beginning balance	￦	613,564	(43,366)	(245,740)	324,458
Change due to fair value		75,862	—	—	75,862
Change due to impairment		9,567	—	—	9,567
Change due to disposal		(398,794)	—	—	(398,794)
Effect of hedge accounting		(864)	—	—	(864)
Effect of foreign currency movements		2,585	8,193	—	10,778
Remeasurement loss related to defined benefit		—	—	(72,091)	(72,091)
Effect of tax		75,418	(1,983)	17,446	90,881

Ending balance	￦	377,338	(37,156)	(300,385)	39,797

	2014
	Net change in fair value of available-for- sale financial assets		Foreign currency translation differences for foreign operations	Defined benefit plan actuarial gain (loss)	Total
Beginning balance	￦	562,595	(46,950)	(113,833)	401,812
Change due to fair value		379,123	—	—	379,123
Change due to impairment		(17,714)	—	—	(17,714)
Change due to disposal		(297,540)	—	—	(297,540)
Effect of hedge accounting		2,181	—	—	2,181
Effect of foreign currency movements		1,191	4,729	—	5,920
Remeasurement gain related to defined benefit		—	—	(174,020)	(174,020)
Effect of tax		(16,272)	(1,145)	42,113	24,696

Ending balance	￦	613,564	(43,366)	(245,740)	324,458

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won, except for share data)

25.	Equity (continued)

(e)	Separate statements of appropriation of retained earnings for the years ended December 31, 2015 and 2014 were as follows:

	2015 Expected date of approval: March 23, 2016		2014 Date of approval: March 18, 2015
Unappropriated retained earnings:
Balance at beginning of year	￦	—	—
Interest on hybrid bond		(57,158)	(96,293)
Profit for the year		1,216,391	1,433,310

		1,159,233	1,337,017

Transfer from reserves:
Voluntary reserve		6,346,989	5,659,656
Reversal for regulatory reserve for loan loss		31,324	—

		6,378,313	5,659,656

		7,537,546	6,996,673

Appropriation of retained earnings:
Legal reserve		121,639	143,331
Regulatory reserve for loan loss		—	42,733
Other reserve		11,814	12,720
Voluntary reserves		6,723,196	6,346,989
Redemption of hybrid bond		30,897	900
Dividends on common stock		650,000	450,000
(Dividends per share in won:
Current year ￦409.94 (8.20%)
Last year ￦283.80 (5.68%))

		7,537,546	6,996,673

Unappropriated retained earnings to be carried over to subsequent year	￦	—	—

(f)	Dividends

Dividends of common stock for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Number of issued shares outstanding		1,585,615,506	1,585,615,506
Par value per share in won	￦	5,000	5,000
Dividend rate per share		8.20%	5.68%
Dividends per share in won	￦	409.94	283.80

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won, except for share data)

25.	Equity (continued)

(g)	Dividends payout ratio

Dividends payout ratio for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Dividends	￦	650,000	450,000
Profit for the year		1,216,391	1,433,310
Dividends payout ratio to profit for the year		53.44%	31.40%
Profit for the year adjusted for regulatory reserve	￦	1,247,715	1,390,577
Dividends to profit for the year		52.10%	32.36%

26.	Regulatory reserve for loan loss

The Bank should calculate and disclose regulatory reserve for loan loss, in accordance with Article 29-1 and 29-2 of Regulation on Supervision of Banking Business.

(a)	The regulatory reserve for loan loss as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Regulatory reserve for loan loss	￦	1,738,249	1,695,516
Provision (reversal) for regulatory reserve for loan loss		(31,324)	42,733

	￦	1,706,925	1,738,249

(b)	Profit for the year adjusted for regulatory reserve for loan loss and earnings per share adjusted for regulatory reserve for loan loss for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Provision (reversal) for regulatory reserve for loan loss	￦	(31,324)	42,733
Profit for the year adjusted for regulatory reserve		1,247,715	1,390,577
Earnings per share adjusted for regulatory reserve in won	￦	751	816

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

27.	Net interest income

(a)	Net interest income for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Interest income:
Cash and due from banks	￦	55,582	79,210
Trading assets		87,607	122,692
Available-for-sale financial assets		443,945	554,441
Held-to-maturity financial assets		308,455	324,820
Loans		6,182,005	6,846,017
Others		74,826	94,101

		7,152,420	8,021,281

Interest expense:
Deposits		2,593,689	(3,169,146)
Borrowings		162,726	(175,913)
Debt securities issued		470,827	(523,337)
Others		53,930	(56,217)

		3,281,172	(3,924,613)

Net Interest income	￦	3,871,248	4,096,668

(b)	Interest income recognized on impaired financial assets for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Interest income	￦	26,168	34,702

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

28.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Fees and commission income:
Credit placement fees	￦	68,476	56,823
Commission received as electronic charge receipt		135,868	134,410
Brokerage fees		110,701	105,923
Commission received as agency		321,794	328,456
Investment banking fees		72,501	49,419
Commission received in foreign exchange activities		88,287	87,444
Asset management fees from trust accounts		90,827	67,239
Guarantee fees		53,544	54,098
Others		67,740	65,829

		1,009,738	949,641

Fees and commission expense:
Credit-related fees		(40,820)	(28,408)
Brand-related fees		(49,905)	(50,655)
Service-related fees		(12,787)	(14,493)
Trading and brokerage fees		(6,938)	(4,046)
Commission paid in foreign exchange activities		(18,156)	(16,572)
Others		(52,571)	(41,772)

		(181,177)	(155,946)

Net fees and commission income	￦	828,561	793,695

SHINHAN BANK

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

29.	Dividend income

Dividend income for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Trading assets	￦	34,670	5,446
Available-for-sale financial assets		147,547	93,280

	￦	182,217	98,726

30.	Net trading income

Net trading income for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Trading assets and trading liabilities
Debt:
Gain on valuation	￦	1,069	352
Gain on sale		4,050	2,893
Loss on valuation		(767)	(282)
Loss on sale		(1,293)	(945)

		3,059	2,018

Equity:
Gain on valuation		639	1,110
Gain on sale		31,139	26,785
Loss on valuation		(249)	(5,007)
Loss on sale		(29,727)	(4,156)

		1,802	18,732

Gold/silver:
Gain on valuation		24,366	-
Gain on sale		2,183	1,499
Loss on valuation		(5,238)	(19,403)
Loss on sale		(379)	(203)

		20,932	(18,107)

		25,793	2,643

Derivatives
Foreign exchange:
Gain on valuation and transaction, net		122,304	33,133
Interest rates:
Gain (Loss) on valuation and transaction, net		635	(12,702)
Equity:
Gain (Loss) on valuation and transaction, net		(1,203)	302
Commodity:
Loss on valuation and transaction, net		(32,328)	(2,186)

		89,408	18,547

Net trading income	￦	115,201	21,190

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

31.	Impairment loss on financial assets

Impairment loss on financial assets for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Impairment loss:
Loans and due from banks	￦	591,988	419,933
Available-for-sale financial assets		206,570	220,286

	￦	798,558	640,219

32.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Employee benefits:
Short and long term employee benefits	￦	1,389,600	1,452,558
Post-employee benefits		126,842	101,422
Termination benefits		59,549	106,226

		1,575,991	1,660,206

Amortization:
Depreciation		120,545	123,603
Amortization of intangible assets		33,573	67,284

		154,118	190,887

Other general and administrative expenses:
Employee fringe benefits		93,306	110,473
Rent		231,747	231,920
Service contract expenses		211,543	217,403
Taxes and dues		68,154	71,805
Advertising		55,136	55,958
Electronic data processing expenses		62,205	61,167
Others		152,869	149,672

		874,960	898,398

	￦	2,605,069	2,749,491

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2015 and 2014

(In won, except for share data)

33.	Share-based payments

(a)	Stock options granted as of December 31, 2015 were as follows:

	4th grant		5th grant		6th grant	7th grant
Grant date		March 30, 2005		March 21, 2006	March 20, 2007	March 19, 2008
Exercise price in won(*1)		￦28,006		￦38,829	￦54,560	￦49,053
Number of shares granted		1,903,200		2,157,600	715,500	332,850

Contractual exercise period		Within 4years after 3 years from grant date		Within 4 years after 3 years from grant date	Within 4 years after 3 years from grant date	Within 4 years after 3 years from grant date
Changes in number of shares granted:
Outstanding at December 31, 2014		93,426		101,963	50,513	332,850
Exercised		—		—	—	(306,617)
Outstanding at December 31, 2015(*2)		93,426		101,963	50,513	26,233
Fair value in won(*3)	￦	11,544	￦	721	—	—

(*1)	As of December 31, 2015, the granted shares were fully vested, and the weighted-average exercise price of 272,135 options outstanding was ￦39,019.
(*2)	Rights of exercise of 4th, 5th grant are suspended as of December 31, 2015.
(*3)	As of December 31, 2015, suspended grants were evaluated based on the intrinsic value, which was the difference between the closing price of Shinhan Financial Group and the exercise price.

(b)	Equity-settled share-based payments

i)	Equity-settled share-based payments as of December 31, 2015 were as follows:

Content
Grant year	2010~2013	2014~

Type(*1)	Equity-settled share-based payment	Equity-settled share-based payment

Service period	Upon appointment and promotion since April 1, 2010 (Within 3 years from grant date)	Upon appointment and promotion since January 1, 2014 (Within 1 year from grant date)

Performance conditions(*2)	Increase rate of stock price and achievement of target ROE	Increase rate of stock price and achievement of target ROE

(*1)	The Group granted shares of Shinhan Financial Group. According to the commitment, the amount that the Group must pay to the Shinhan Financial Group was recognized in liabilities, and the difference between the amount recognized in liabilities and the compensation cost based on equity-settled share-based payments was recognized in equity.
(*2)	ROE: Return on equity

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won, except for share data)

33.	Share-based payment (continued)

(b)	Equity-settled share-based payments (continued)

ii) Granted shares and the fair value of grant date as of December 31, 2015 were as follows:

Grant date	Grant shares	Fair value(*1) (in won)	Estimated shares(*2)
April 1, 2010	306,400	45,150	10,471
January 11, 2011	65,200	51,500	1,013
January 28, 2011	49,500	50,700	4,167
April 18, 2011	15,400	46,800	1,159
January 26, 2012	49,200	44,300	32,616
February 8, 2012	30,900	46,650	20,510
March 27, 2012	4,100	44,550	2,443
August 24, 2012	10,800	36,150	5,099
October 15, 2012	4,100	37,200	2,865
January 1, 2013	183,100	40,050	110,131
March 21, 2013	4,400	37,750	1,210
May 27, 2013	14,500	40,250	10,135
August 1, 2013	4,400	41,250	2,931
January 1, 2014	109,800	47,300	103,340
February 8, 2014	5,400	44,300	4,546
April 1, 2014	4,800	47,000	3,388
October 15, 2014	2,400	47,150	472
January 1, 2015	159,000	44,500	143,960
March 18, 2015	16,800	42,650	12,236
April 10, 2015	2,300	40,350	1,541
May 01, 2015	2,300	46,000	1,418
May 22, 2015	5,300	42,800	2,991
May 27, 2015	2,300	40,200	1,269
August 1, 2015	2,300	41,900	886
August 24, 2015	2,300	40,250	752

	1,057,000		481,549

(*1)	The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date. As of December 31, 2015, the fair value per share data evaluated by Shinhan Financial Group amounted to ￦39,550.
(*2)	Grant shares at grant date were adjusted pursuant to increase rate of stock price (33.4% to 2013, 20.0% after 2014) and achievement of target ROE (66.6% to 2013, 80.0% after 2014) based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

33.	Share-based payment (continued)

(c)	Stock compensation costs calculated for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Compensation costs recorded for the year	￦	7,009	6,127

(d)	Accrued expenses of the stock compensation costs and residual compensation costs as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Residual compensation costs recorded after the year	￦	3,855	5,417
Accrued expenses		22,116	20,494

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

34.	Net other operating expenses

Net other operating income and expenses for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Other operating income
Gain on sale of assets:
Loans	￦	63,310	16,932
Written-off loans		34,476	9,572

		97,786	26,504

Others:
Gain on hedge activity from hedge items		176,204	77,801
Gain on hedge activity from hedging instruments		36,053	233,780
Reversal of allowance for acceptances and guarantee		711	5,257
Reversal of other allowance		1,958	35,792
Others		9,659	12,233

		224,615	364,863

		322,401	391,367

Other operating expense
Loss on sale of assets:
Loans		(8,974)	(148)
Others:
Loss on hedge activity from hedge items		(36,467)	(236,023)
Loss on hedge activity from hedging instruments		(177,191)	(68,841)
Provision of allowance for acceptances and guarantee		21,267	(15,452)
Loss on other allowance		(27,738)	(15,009)
Contribution to fund		(267,417)	(244,911)
Deposit insurance fee		(239,726)	(231,058)
Others		(122,291)	(85,965)

		(849,563)	(897,259)

		(858,537)	(897,407)

Net other operating expenses	￦	(536,136)	(506,040)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

35.	Net non-operating income

Net non-operating income for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Non-operating income
Gain on sale of assets:
Property and equipment	￦	1,074	470
Intangible assets		2	460
Investment properties		1,402	—
Non-current assets held for sale		705	—

		3,183	930

Investments in associates:
Dividend income		1,849	36,235
Others:
Rental income on investment property		24,386	25,149
Others		71,244	53,552

		95,630	78,701

		100,662	115,866

Non-operating expenses
Loss on sale of assets:
Property and equipment		(15)	(80)
Intangible assets		(9)	(68)
Investment properties		(13)	—
Non-current assets held for sale		(29)	—

		(66)	(148)

Investments in associates:
Impairment loss		(9,092)	—
Others:
Investment properties depreciation		(9,316)	(7,992)
Donations		(18,475)	(12,533)
Impairment loss on intangible assets		—	(547)
Others		(29,922)	(28,563)

		(57,713)	(49,635)

		(66,871)	(49,783)

Net non-operating income	￦	33,791	66,083

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

36.	Operating income

Operating income for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Interest income	￦	7,152,420	8,021,281
Fees and commission income		1,009,738	949,641
Dividend income		182,217	98,726
Trading income		3,344,499	2,601,275
Gain on financial instruments designated at fair value through profit or loss		106	34
Foreign currencies transaction gain		1,487,761	791,417
Gain on sale of available-for- sale financial assets		447,445	441,587
Others		322,401	391,367

	￦	13,946,587	13,295,328

37.	Income tax expense

(a)	The components of income tax expense for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Current income tax expense	￦	223,518	378,771
Deferred taxes arising from changes in temporary differences		19,582	(36,606)
Tax adjustment charged or credited directly to equity		90,439	24,685

Income tax expense	￦	333,539	366,850

(b)	The income tax expense calculated by applying statutory tax rates to the Bank’s taxable income differs from the actual tax expense in the Separate statements of income years ended December 31, 2015 and 2014 for the following reasons:

	2015		2014
Profit before income tax	￦	1,549,930	1,800,160
Statutory tax rate		24.20%	24.20%

Income tax expense at statutory tax rates		374,621	435,176
Adjustments:
Non-taxable income		(15,329)	(28,480)
Non-deductible expense		4,161	3,776
Decrease resulting from consolidates corporate tax system		(23,692)	(33,880)
Others		(6,222)	(9,742)

Income tax expense	￦	333,539	366,850

Effective tax rate		21.52%	20.38%

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

37.	Income tax expense (continued)

(c)	Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2015 and 2014 were as follows:

	2015
	Beginning balance		Decreases	Increases	Ending balance	Deferred tax assets (liabilities)
Accrued income	￦	(301,655)	(286,411)	(287,449)	(302,693)	(73,251)
Accounts receivable		(58,567)	(58,567)	(45,943)	(45,943)	(11,118)
Trading assets		(85,244)	(102,817)	(136,247)	(118,674)	(28,719)
Available-for-sale financial assets		1,151,183	235,815	287,782	1,203,150	291,162
Investments in associates and subsidiaries		60,636	—	9,092	69,728	16,874
Deferred loan origination costs and fees		(263,296)	(263,296)	(344,697)	(344,697)	(83,417)
Revaluation and depreciation on property and equipment		(449,814)	18,411	1,258	(466,967)	(113,006)
Derivative assets (liabilities)		(79,968)	(8,996)	(53,171)	(124,143)	(30,042)
Deposits		120,696	49,698	(7,310)	63,688	15,412
Accrued expenses		279,153	279,139	220,711	220,725	53,415
Defined benefit obligations		868,023	42,536	215,917	1,041,404	252,020
Plan assets		(753,648)	(42,536)	(307,828)	(1,018,940)	(246,583)
Other provisions		177,926	177,926	195,148	195,148	47,226
Allowance for guarantees and acceptance		132,810	132,810	110,939	110,939	26,847
Allowance for advanced depreciation		(181,031)	(1,546)	—	(179,485)	(45,989)
Allowance for expensing depreciation		(2,618)	(232)	—	(2,386)	(578)
Deemed dividends		5,513	—	—	5,513	1,334
Net change in fair value of available-for-sale financial assets		(809,451)	(809,451)	(497,807)	(497,807)	(120,469)
Donation payables		49,300	49,300	44,134	44,134	10,680
Allowance and bad debt		183,601	19	22,292	205,874	49,822
Compensation expenses associated with stock option		2,196	2,118	1,152	1,230	298
Fictitious dividends		3,909	3	7	3,913	947
Others		134,027	157,899	58,802	34,930	8,533

		183,681	(428,178)	(513,218)	98,641	21,398

Temporary differences not qualified for deferred tax assets or liabilities:
Investments in associates and subsidiaries		(22,219)	—	—	(22,219)	(5,377)

	￦	205,900	(428,178)	(513,218)	120,860	26,775

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

37.	Income tax expense (continued)

(c)	Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2015 and 2014 were as follows: (continued)

	2014
	Beginning balance		Decreases	Increases	Ending balance	Deferred tax assets (liabilities)
Accrued income	￦	(397,307)	(396,358)	(300,706)	(301,655)	(73,000)
Accounts receivable		(8,133)	(8,133)	(58,567)	(58,567)	(14,173)
Trading assets		(70,265)	(121,086)	(136,065)	(85,244)	(20,629)
Available-for-sale financial assets		1,744,683	934,144	340,644	1,151,183	278,586
Investments in associates and subsidiaries		(22,370)	(83,006)	—	60,636	14,674
Deferred loan origination costs and fees		(44,110)	(85,295)	(304,481)	(263,296)	(63,718)
Revaluation and depreciation on property and equipment		(446,441)	6,473	3,100	(449,814)	(108,855)
Derivative assets (liabilities)		(1,506)	54,657	(23,805)	(79,968)	(19,352)
Deposits		106,159	119,482	134,019	120,696	29,208
Accrued expenses		143,587	144,613	280,179	279,153	67,555
Defined benefit obligations		602,286	27,316	293,053	868,023	210,062
Plan assets		(602,286)	(27,315)	(178,677)	(753,648)	(182,383)
Other provisions		260,304	260,369	177,991	177,926	43,058
Allowance for guarantees and acceptance		117,340	117,340	132,810	132,810	32,140
Allowance for advanced depreciation		(180,945)	—	(86)	(181,031)	(46,363)
Allowance for expensing depreciation		(2,850)	(232)	—	(2,618)	(634)
Deemed dividends		5,513	—	—	5,513	1,334
Net change in fair value of available-for-sale financial assets		(742,210)	(742,210)	(809,451)	(809,451)	(195,887)
Donation payables		50,306	50,306	49,300	49,300	11,931
Allowance and bad debt		160,374	2,646	25,873	183,601	44,432
Compensation expenses associated with stock option		3,299	3,221	2,118	2,196	531
Fictitious dividends		3,966	57	—	3,909	946
Others		(666,050)	(702,913)	97,164	134,027	31,517

		13,344	(445,924)	(275,587)	183,681	40,980

Temporary differences not qualified for deferred tax assets or liabilities:
Investments in associates and subsidiaries		(26,953)	(4,734)	—	(22,219)	(5,377)

	￦	40,297	(441,190)	(275,587)	205,900	46,357

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

37.	Income tax expense (continued)

(d)	Changes in tax effects that were directly charged or credited to equity for the years ended December 31, 2015 and 2014 were as follows:

	December 31, 2015			December 31, 2014		Changes in tax effects
	Amount before tax		Tax effects	Amount before tax	Tax effects
Net change in fair value of available-for-sale financial assets	￦	497,807	(120,469)	809,451	(195,887)	75,418
Foreign currency translation differences for foreign operations		(49,017)	11,862	(57,210)	13,845	(1,983)
Remeasurements of defined benefit obligations		(396,286)	95,901	(324,196)	78,455	17,446
Other (stock option)		1,904	(461)	77	(19)	(442)

	￦	54,408	(13,167)	428,122	(103,606)	90,439

	December 31, 2014			December 31, 2013		Changes in tax effects
	Amount before tax		Tax effects	Amount before tax	Tax effects
Net change in fair value of available-for-sale financial assets	￦	809,451	(195,887)	742,210	(179,615)	(16,272)
Foreign currency translation differences for foreign operations		(57,210)	13,844	(61,939)	14,989	(1,145)
Remeasurements of defined benefit obligations		(324,196)	78,456	(150,176)	36,343	42,113
Other (stock option)		77	(19)	33	(8)	(11)

	￦	428,122	(103,606)	530,128	(128,291)	24,685

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won, except for share data)

37.	Income tax expense (continued)

(e)	The current tax assets and liabilities as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Current tax assets:
Income taxes paid	￦	2,616	9
Current tax liabilities:
Payable due to consolidated tax system	￦	22,476	168,652
Income taxes payables		236	—

	￦	22,712	168,652

(f)	The deferred tax assets (liabilities) and current tax assets (liabilities) presented on a gross basis prior to offsetting as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Deferred tax assets	￦	1,248,198	1,150,223
Deferred tax liabilities		1,221,423	1,103,866
Current tax assets		246,530	260,047
Current tax liabilities		266,626	428,690

38.	Earnings per share

Earnings per share for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Profit for the year	￦	1,216,391	1,433,310
Less: dividends on hybrid bonds		(57,158)	(96,293)

Profit available for common stock		1,159,233	1,337,017
Weighted average number of common shares outstanding		1,585,615,506	1,585,615,506

Basic and diluted earnings per share in won	￦	731	843

Considering that the Bank had no dilutive potential common shares and that stock options were not included in the calculation of diluted earnings per share because they were anti-dilutive for the reporting periods presented, diluted earnings per share equal to basic earnings per share for the years ended December 31, 2015 and 2014.

(b)	Weighted average number of common shares outstanding as of December 31, 2015 and 2014 were as follows:

	2015	2014
Number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares
Weight	365/365	365/365
Weighted average number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

39.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Guarantees:
Guarantee outstanding	￦	10,444,107	11,390,274
Contingent guarantees		2,952,694	4,186,967

	￦	13,396,801	15,577,241

Commitments to extend credit:
Loan commitments in won	￦	52,964,080	52,013,175
Loan commitments in foreign currency		18,761,942	17,954,207
ABS and ABCP purchase commitments(*)		3,830,837	2,652,032
Others		1,296,769	1,208,643

	￦	76,853,628	73,828,057

Endorsed bills:
Secured endorsed bills	￦	29,549	51,043
Unsecured endorsed bills		7,542,862	10,914,587

	￦	7,572,411	10,965,630

Loans sold with repurchase agreement	￦	1,387	1,387

(b)	Provision for acceptances and guarantees

Allowance for acceptances and guarantees, as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Guarantees outstanding	￦	10,444,107	11,390,274
Contingent guarantees		2,952,694	4,186,967
ABS and ABCP purchase commitments(*)		3,830,837	2,652,032
Secured endorsed bills		29,549	51,043

	￦	17,257,187	18,280,316

Allowance for acceptances and guarantees	￦	110,939	132,810
Ratio (%)		0.64	0.73

(*)	ABS: Asset Backed Securities, ABCP: Asset Backed Commercial Paper

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

39.	Commitments and contingencies (continued)

(c)	Legal contingencies

Pending litigations in which the Bank was involved as defendants as of December 31, 2015 were as follows:

Case	Number of Claim	Claim amount		Description
Claimed uncollected receivables of goods	1	￦	43,761	A plaintiff claimed uncollected receivables of goods against the Bank since the plaintiff had delivered goods based on a bank guarantee forged by the Bank issued. The Bank has paid the amount in full which is ordered to pay by ruling of its first trial, and has retrieved the amount in partial by ruling of its second trial. The bank is currently in its third trial.
Compensation for a loss	1		47,200	The plaintiff has filed a lawsuit against the Bank claiming that the Bank should compensate for a loss of the damaged right of management insisting the Bank had purchased the shares of Shinho Paper Co., Ltd. (currently known as Artone Paper Co., Ltd.) while being aware that the sale had been executed against the will of the members of Aram Corporate Restructuring Association. The Bank has paid the amount in full which is ordered to pay by ruling of its first and second trial. The Bank is currently in its third trial.
Lehman Brothers Special financing Inc. (LBSF)	1		12,000	A plaintiff, Lehman Brothers has claimed that the CDO investment that had been returned to the Bank after bankruptcy should be returned to the Lehman Brothers. Because it was contrary to US bankruptcy law. The bank is currently in its first trial.
Return of performance bond	1		68,875	Plaintiff, Creditors of Hyundai Engineering & Construction Co., Ltd., insisted that the defendants, the Bank and others, have a duty to return the performance bond because they did not make stock trading contract without any attributable reasons to plaintiff. Also cancelation of MOU unjustly is illegal act to damage the plaintiff. Therefore, the plaintiff sued the Bank and others for compensation of the damages. The bank is currently in its third trial.
Others	124		316,575	It includes various cases, such as compensation for a loss claim. The Bank recognizes provisions based on the progress of relevant lawsuits.

	128	￦	488,411

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

39.	Commitments and contingencies (continued)

(c)	Legal contingencies (continued)

As of December 31, 2015, the Bank recorded a provision of ￦19,575 million for litigation for certain of the above lawsuits. Additional losses may be incurred from these legal actions besides the current provision established by the Bank, but the amount of loss is not expected to have a material adverse effect on the Bank’s separate financial position or results of operations.

(d)	Trusts guaranteed as to principal

As of December 31, 2015 and 2014, the Bank guaranteed the return of the principal amount invested under management in the amount of ￦3,991,850 million and ￦3,785,795 million, respectively. Additional losses may be recorded based on future performance of these guaranteed trust accounts.

(e)	Maturity structure of minimum lease payments

The future minimum lease payments under non-cancellable operating leases were payable as of December 31, 2015 and 2014 were as follows:

	December 31, 2015
	Within 1 year		1~5 years	Over 5 years	Total
Minimum lease payments	￦	168,240	181,635	989	334,753

	December 31, 2014
	Within 1 year		1~5 years	Over 5 years	Total
Minimum lease payments	￦	148,131	167,177	2,678	317,986

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

40.	Cash flows

(a)	Cash and cash equivalents reported in the accompanying separate statements of cash flows as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Cash	￦	1,823,134	2,417,685
Reserve deposits		7,794,542	5,668,726
Other deposits		3,517,453	4,440,843

Cash and due from banks		13,135,129	12,527,254
Restricted due from banks		(11,139,551)	(8,825,782)
Due with original maturities of less than three months		(7,565)	(200,000)

	￦	1,988,013	3,501,472

(b)	Significant non-cash activities for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Dividend payable of hybrid bonds	￦	9,231	14,937
Debt-equity swap		34,218	57,335
Payable of purchased intangible assets		59,810	9,450

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties

(a)	Significant balances with the related parties as of December 31, 2015 and 2014 were as follows:

Related party	Account	December 31, 2015		December 31, 2014
Subsidiaries
Shinhan Asia	Cash and due from banks	￦	188	172
	Loans		128,920	95,630
	Allowances		(28)	(41)
	Other assets		55	33
Shinhan Europe	Cash and due from banks		1,071	1,703
	Loans		111,340	109,920
	Allowances		(395)	(337)
	Other assets		148	67
	Deposits		6	23
	Borrowings		67,386	63,772
Shinhan Khmer	Cash and due from banks		41	86
	Loans		11,720	10,992
	Allowances		(16)	(16)
	Other assets		17	16
Shinhan Kazakhstan	Cash and due from banks		285	116
	Loans		5,626	5,427
	Allowances		(8)	(8)
	Other assets		—	9
	Deposits		6	6
Shinhan Canada	Cash and due from banks		—	69
	Loans		83,248	21,984
	Allowances		(242)	(67)
	Other assets		73	38
	Deposits		67	109
	Borrowings		27,000	36,266
Shinhan China	Cash and due from banks		4	208
	Loans		308,502	214,154
	Allowances		(419)	(584)
	Other assets		276	118
	Deposits		60,876	2,602
	Borrowings		13,127	4,889
	Provisions		97	760
Shinhan Japan	Loans		130,410	154,123
	Allowances		(97)	(122)
	Other assets		543	137
	Deposits		266,877	556,104
	Borrowings		315,369	414,198
	Provisions		92	15
	Other liabilities		6,132	10,801

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties (continued)

(a)	Significant balances with the related parties (continued)

Related party	Account	December 31, 2015		December 31, 2014
Subsidiaries (continued)
Shinhan Vietnam	Cash and due from banks	￦	—	48
	Loans		196,896	61,604
	Allowances		(198)	(54)
	Other assets		2,337	94
	Deposits		9	13
	Provisions		138	247
	Other liabilities		1,925	—
Shinhan America	Other assets		6	—
	Other liabilities		6	—
Trust Accounts	Other assets		1,733	1,747
	Other liabilities		234,503	288,450
Structured entities	Trading assets		1,119,928	692,518
	Derivative assets		2,409	2,433
	Loans		16,205	7,949
	Allowances		(26)	(63)
	Other assets		16,604	21,732
	Deposits		6,265	5,208
	Derivative liabilities		7	—
	Provisions		17,143	22,208
	Other liabilities		16	14
Beneficiary certificate	Other assets		1	2
	Deposits		7	—
The Parent company
Shinhan Financial Group	Other assets		47	9
	Deposits		500,909	120,813
	Other liabilities		57,888	202,865
Entities under common control
Shinhan Card Co., Ltd.	Derivative assets		10,452	12,269
	Other assets		2,039	1,793
	Deposits		88,779	97,333
	Derivative liabilities		—	60
	Provisions		48	19
	Other liabilities		20,130	19,027

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties (continued)

(a)	Significant balances with the related parties (continued)

Related party	Account	December 31, 2015		December 31, 2014
Entities under common control (continued)
Shinhan Investment Corp.	Derivative assets	￦	9,676	5,898
	Loans		9,426	9,655
	Allowances		(83)	(61)
	Other assets		18,530	17,760
	Deposits		180,784	193,038
	Derivative liabilities		5,180	4,411
	Provisions		76	54
	Other liabilities		32,786	29,448
Shinhan Life Insurance	Derivative assets		14,215	12,657
	Other assets		8	8
	Deposits		6,424	6,862
	Derivative liabilities		566	1,601
	Provisions		4	2
	Other liabilities		38,690	38,748
Shinhan Capital Co., Ltd.	Other assets		—	1
	Deposits		573	15,071
	Provisions		10	4
	Other liabilities		1,299	1,319
Jeju Bank	Loans		4,282	4,964
	Allowances		(2)	(3)
	Other assets		20	27
	Deposits		3,605	1,567
	Other liabilities		1,604	1,140
Shinhan Credit Information Co., Ltd.	Deposits		8,571	10,511
	Other liabilities		1,188	1,452
Shinhan Private Equity, Inc.	Loans		3,000	3,500
	Allowances		(16)	(19)
	Deposits		65	168
	Provisions		8	5
Shinhan BNP Paribas AMC	Deposits		72,601	119,522
	Other liabilities		1,127	2,034
SHC Management Co., Ltd.	Deposits		100	100
	Other liabilities		2	3
Shinhan Data System	Deposits		3,069	2,481
	Other liabilities		4,148	4,458
Shinhan Aitas	Other assets		—	6
	Deposits		16,200	10,255
	Other liabilities		69	100

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties (continued)

(a)	Significant balances with the related parties (continued)

Related party	Account	December 31, 2015		December 31, 2014
Investments in associates and entities under common control’s
Aju Capital Co., Ltd.	Trading assets	￦	99,953	49,980
	Loans		160,000	200,000
	Allowances		(466)	(614)
	Deposits		1,061	1,184
	Provisions		55	78
UAMCO., Ltd.	Loans		23,100	—
	Allowances		(31)	—
	Deposits		410	28,801
	Provisions		46	50
Cardif Life Insurance	Deposits		644	194
	Provisions		1	1
Pohang TechnoPark 2PFV	Deposits		14,662	14,666
Kukdong Engineering &	Deposits		5,388	6,986
Construction Co., Ltd.	Provisions		15	—
BNP Paribas Cardif General Insurance	Deposits		12	7
Dream High Fun III	Deposits		4	301
SH Rental Service	Deposits		219	—
SP New Technology Business investment Fund I	Deposits		283	—
Midas Dong-A Snowball Venture Fund	Deposits		303	—
IBKS-Shinhan Creative Economy New Technology Fund	Deposits		1,463	—
EQP Global Energy Infrastructure Private	Deposits		3	—
JAEYOUNG SOLUTEC CO.,LTD.	Loans		15,276	—
	Allowances		(159)	—
	Deposits		15,261	—
	Provisions		15	—
Partners 4th Growth Investment Fund	Deposits		2,704	—
Key management personnel
	Loans		1,497	2,718
	Allowance		(1)	(1)
	Provisions		1	—

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties (continued)

(b)	Significant transactions with the related parties for the years ended December 31, 2015 and 2014 were as follows:

Related party	Account	2015		2014
Subsidiaries
Shinhan Asia	Interest income	￦	1,057	654
	Provision for allowance		13	(11)
Shinhan Europe	Interest income		1,148	1,017
	Fees and commission income		29	—
	Gain related to derivatives		—	270
	Provision for allowance		(57)	117
	Loss related to derivatives		—	(389)
Shinhan Khmer	Interest income		144	150
	Fees and commission income		17	—
	Provision for allowance		—	(1)
Shinhan Kazakhstan	Interest income		25	19
	Fees and commission income		63	—
	Provision for allowance		—	3
Shinhan Canada	Interest income		823	121
	Fees and commission income		59	—
	Interest expense		—	(1)
	Provision for allowance		(175)	(67)
Shinhan China	Interest income		2,467	1,447
	Fees and commission income		369	—
	Gain related to derivatives		—	9
	Other operating income		663	—
	Interest expense		—	(3)
	Provision for allowance		165	(211)
	Other operating expense		—	(493)
Shinhan Japan	Interest income		850	1,210
	Fees and commission income		199	—
	Gain related to derivatives		—	73
	Other operating income		—	1
	Interest expense		(5,230)	(18,438)
	Provision for allowance		25	(47)
	Other operating expense		(78)	—

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties (continued)

(b)	Significant transactions with the related parties (continued)

Related party	Account	2015		2014
Subsidiaries (continued)
Shinhan Vietnam	Interest income	￦	1,578	501
	Fees and commission income		967	—
	Other operating income		109	1
	Provision for allowance		(144)	46
	Loss related to derivatives		—	(93)
	Other operating expense		—	(246)
Shinhan America	Fees and commission income		204	—
Trust Accounts	Fees and commission income		19,294	17,498
	Interest expense		(4,200)	(5,558)
Structured entities	Interest income		14,653	18,370
	Fees and commission income		5,444	15,420
	Gain related to derivatives		3,024	3,071
	Other operating income		23	5,659
	Interest expense		17	(68)
	Provision for allowance		37	(5,809)
	Loss related to derivatives		(813)	(10)
	Other operating expense		(389)	(173)
Beneficiary certificate	Fees and commission income		17	19
The Parent company
Shinhan Financial Group	Other operating income		2,054	1,941
	Interest expense		(2,429)	(1,201)
	Fees and commission expense		(45,368)	(46,050)
Entities under common control
Shinhan Card Co., Ltd.	Interest income		199	214
	Fees and commission income		175,800	174,433
	Gain related to derivatives		8,649	15,430
	Other operating income		1,930	1,217
	Interest expense		(346)	(703)
	Fees and commission expense		(317)	(431)
	Loss related to derivatives		(2,490)	(892)
	Other operating expense		(395)	(41)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties (continued)

(b)	Significant transactions with the related parties (continued)

Related party	Account	2015		2014
Entities under common control (continued)
Shinhan Investment Corp.	Interest income	￦	1,382	1,082
	Fees and commission income		4,077	3,413
	Gain related to derivatives		9,003	10,808
	Other operating income		3,692	2,654
	Interest expense		(2,135)	(1,531)
	Fees and commission expense		(12)	—
	Provision for allowance		(22)	10
	Loss related to derivatives		(7,630)	(8,764)
	Other operating expense		(824)	(649)
Shinhan Life Insurance	Interest income		50	56
	Fees and commission income		9,939	15,769
	Gain related to derivatives		22,643	15,725
	Other operating income		1,889	1,761
	Interest expense		(828)	(1,107)
	Fees and commission expense		—	(50)
	Loss related to derivatives		(3,766)	(2,905)
	Other operating expense		(645)	(707)
Shinhan Capital Co., Ltd.	Interest income		1	1
	Gain related to derivatives		29	—
	Other operating income		899	641
	Interest expense		(219)	(368)
	Fees and commission expense		(2)	—
	Other operating expense		(6)	—
Jeju Bank	Interest income		41	84
	Other operating income		204	218
	Interest expense		(30)	(30)
	Provision for allowance		1	(1)
	Other operating income		—	(2)
Shinhan Credit Information Co., Ltd	Fees and commission income		2	2
	Other operating income		77	200
	Interest expense		(190)	(298)
	Fees and commission expense		(5,474)	(5,315)
	Loss related to derivatives		—	(6)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties (continued)

(b)	Significant transactions with the related parties (continued)

Related party	Account	2015		2014
Entities under common control (continued)
Shinhan Private Equity, Inc.	Interest income	￦	—	45
	Other operating income		—	4
	Interest expense		(3)	—
	Provision for allowance		3	17
	Other operating expense		(3)	—
Shinhan BNP Paribas AMC	Interest income		—	3
	Fees and commission income		55	43
	Other operating income		53	27
	Interest expense		(1,770)	(2,723)
	Fees and commission expense		(2,579)	(1,991)
Shinhan Data System	Other operating income		89	288
	Interest expense		(141)	(141)
	Other operating expense		(32,447)	(30,035)
SHC management Co., Ltd.	Interest expense		(2)	(3)
Shinhan Savings Bank	Fees and commission income		229	—
	Other operating income		61	76
	Interest expense		—	(1)
Shinhan Aitas	Fees and commission income		27	25
	Other operating income		55	28
	Interest expense		(215)	(287)
	Fees and commission expense		(8)	—
Investments in associates and entities under common control’s
Aju Capital Co., Ltd.	Interest income		6,440	5,638
	Fees and commission income		78	260
	Other operating income		23	202
	Interest expense		(1)	(1)
	Provision for allowance		148	(339)
UAMCO., Ltd	Interest income		4	40
	Fees and commission income		9	7
	Other operating income		4	—
	Interest expense		—	(1)
	Provision for allowance		(31)	—

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties (continued)

(b)	Significant transactions with the related parties (continued)

Related party	Account	2015		2014
Investments in associates and entities under common control’s (continued)
Cardif Life Insurance	Fees and commission income	￦	30	30
Pohang TechnoPark 2PFV	Interest expense		(15)	(15)
Kukdong Engineering &	Interest income		26	—
Construction Co., Ltd.	Fees and commission income		16	15
	Interest expense		(35)	(40)
	Fees and commission expense		(3)	(4)
	Other operating expense		(15)	—
BNP Paribas Cardif General Insurance	Fees and commission income		2	1
Dream High Fund III	Interest expense		(5)	(6)
Midas Dong-A Snowball Venture Fund	Interest expense		(3)	—
SH Rental Service	Interest expense		(1)	—
IBKS-Shinhan Creative Economy New Technology Fund	Interest expense		(2)	—
JAEYOUNG SOLUTEC CO.,LTD.	Interest income		616	—
	Fees and commission income		1	—
	Interest expense		(47)	—
	Provision for allowance		(159)	—
	Other operating expense		(15)	—
Partners 4th Growth Investment Fund	Interest expense		(6)	—
Key management personnel				—
	Interest income		63	96

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties (continued)

(c)	Details of transactions with key management for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Short and long term employee benefits	￦	8,684	8,731
Post-employment benefits		242	236
Share-based payment transactions		2,830	3,374

	￦	11,756	12,341

(d)	The guarantees provided between the related parties as of December 31, 2015 and 2014 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	December 31, 2015		December 31, 2014	Account
Shinhan Bank	Shinhan Investment Corp.	￦	10,548	9,893	Performance guarantees
			181,000	181,000	Unused credit limit
	Shinhan Card Co., Ltd.		500,000	500,000	Unused credit limit
	Shinhan Life Insurance		50,000	50,000	Unused credit limit
	Shinhan Capital Co., Ltd.		50,000	60,000	Unused credit limit
	Shinhan BNP Paribas AMC		43,063	192,849	Security underwriting commitment
	Shinhan Private Equity, Inc.		4,344	4,248	Unused credit limit
	SHC Management Co., Ltd.		—	94	Performance guarantees
	KoFC Shinhan Frontier Champ 2010-4 PEF		13,417	26,834	Security underwriting commitment
	Cardif Life Insurance		10,000	10,000	Unused credit limit
	Aju Capital Co., Ltd.		50,000	50,000	Unused credit limit
			—	50,000	Security underwriting commitment
	UAMCO., Ltd.		89,100	112,200	Unused credit limit
			89,950	179,900	Security underwriting commitment
	Shinhan China		71,373	247,534	Financial guarantee
	Shinhan Vietnam		88,150	—	Financial guarantee
			3,946	258,767	Financial guarantee
			—	109,920	Unused credit limit
	Shinhan Japan		19,440	18,403	Financial guarantee
	Structured entities(*)		1,149,076	665,724	ABCP purchase commitments
			13,390	6,656	Unused credit limit
	Kukdong Engineering & Construction Co., Ltd.		1,574	1,604	Performance guarantees
	Neoplux Co., Ltd.		18,000	—	Security underwriting commitment
	JAEYOUNG SOLUTEC		600	—	Unused credit limit
	CO.,LTD.		469	—	Import letter of credit

		￦	2,457,440	2,734,022

(*)	The amount was recognized after deducting the balance of current ABCP.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

41.	Related parties (continued)

(e)	Details of collaterals provided to the related parties as of December 31, 2015 and 2014 were as follows:

	Related party	Pledged assets	December 31, 2015		December 31, 2014
Subsidiaries	Shinhan Khmer	Securities	￦	—	28,136
Entities under common control	Shinhan Investment Corp.	Securities		37,646	34,041
	Shinhan Life Insurance	Securities		10,349	10,385

				￦ 47,995	72,562

(f)	Details of collaterals provided by the related parties as of December 31, 2015 and 2014 were as follows:

	Related party	Pledged assets	December 31, 2015		December 31, 2014
Subsidiaries	Aetas Drive First Co., Ltd	Trust	￦	8,400	8,400
Entities under common control	Shinhan Investment Corp.	Deposits		22,000	22,000
		Real estate		91,974	91,974
	SHC Management Co., Ltd.	Deposits		—	100
	Shinhan Capital Co., Ltd.	Deposits		—	11,200
	Jeju Bank	Government bonds		20,000	20,000
	Shinhan Life Insurance	Government bonds		7,686	7,446
	Shinhan Credit Information Co., Ltd.	Deposits		210	—
Investments in associates	Aju Capital Co., Ltd	Beneficiary certificate		160,000	—
	Cardif Life Insurance	Government bonds		13,676	12,770
	JAEYOUNG SOLUTEC	Real estate		20,814	—
	CO.,LTD.	Korea Trade Insurance Corporation guarantee		7,214	—

			￦	351,974	173,890

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2015 and 2014

(In millions of won)

42.	Information of trust business

(a)	Total assets with trust business as of December 31, 2015 and 2014 and operating revenue for the years ended December 31, 2015 and 2014 were as follows:

	December 31, 2015			December 31, 2014
	Total assets		Operating revenue	Total assets	Operating revenue
Consolidated	￦	4,114,569	144,781	3,882,632	149,686
Unconsolidated		33,189,301	505,820	27,103,450	502,429

		￦37,303,870	650,601	30,986,082	652,115

(b)	Significant balances with trust business as of December 31, 2015 and 2014 were as follows:

	December 31, 2015		December 31, 2014
Borrowings from trust accounts	￦	3,201,184	2,306,260
Accrued revenues from asset management fee from trust accounts		23,248	17,975
Accrued interest expenses		998	526

(c)	Significant transactions with trust business for the years ended December 31, 2015 and 2014 were as follows:

	2015		2014
Asset management fees from trust account	￦	90,827	67,239
Interest on borrowings from trust accounts		49,175	50,449

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

Shinhan Bank:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of Shinhan Bank (the “Bank”) as of December 31, 2015. The Bank’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Bank’s management stated: “Based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2015, in all material respects, in accordance with the IACS Framework (name of other standard, if used) issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Bank’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

The Bank’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2015 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Bank’s IACS in existence as of December 31, 2015. We did not review the Bank’s IACS subsequent to December 31, 2015. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 8, 2016

Notice to Readers

This report is annexed in relation to the audit of the (non-consolidated) financial statements as of December 31, 2015 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of Internal Accounting Control System

To the Board of Directors and Audit Committee of Shinhan Bank Co., Ltd.:

I, as the Internal Accounting Control Officer (“IACO”) of Shinhan Bank, (the “Bank”), have assessed the status of the design and operations of the Bank’s internal accounting control system (“IACS”) for the year ended December 31, 2015.

The Bank’s management, including IACO, is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS Framework for the assessment of design and operations of the IACS.

Based on the assessment of the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2015, in alt material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

Jae Jung Known. Internal Accountancy Control Officer

/s/ Jae Jung Known.

Young Byoung Cho, Chief Executive Officer and President

/s/ Young Byoung Cho,

January 22, 2016